

Ahead of the Trends

SYSCO CORPORATION 2004 ANNUAL REPORT



ANCIAL HIGHLIGHTS

(In thousands, except for share data)	July 3, 2004	June 28, 2003	June 29, 2002	2004-03	2003-02
		Fiscal Year Ended		Percent Change	
ales	$ 29,335,403	$ 26,140,337	$ 23,350,504	12%	12%
rnings before income taxes	1,475,144	1,260,387	1,100,870	17	14
et earnings	907,214	778,288	679,787	17	14
iluted earnings per share	1.37	1.18	1.01	16	17
ividends declared per share	0.50	0.42	0.34	19	24
hareholders' equity per share	4.03	3.41	3.26	18	5
apital expenditures	$ 530,086	$ 435,637	$ 416,393	22	5
eturn on average shareholders' equity	39%	36%	31%	3	5
iluted average shares outstanding	661,919,234	661,535,382	673,445,783	—	(2)
umber of shares repurchased	16,454,300	16,500,000	18,000,000	—	(8)
umber of employees	47,800	47,400	46,800	1	1
umber of shareholders of record	15,337	15,533	15,510	(1)	—

the largest marketer and distributor in the approximately $207 billion North American foodservice distribution market, SYSCO strives not only to meet customers' needs, but also to be ahead of the trends. Whether it is new products and services or new warehouse distribution centers, better inventory king systems or better delivery methods, brand strength or financial strength, SYSCO and its 47,800 employees continually endeavor to be the frontrunner odservice distribution, a partner in the success of 400,000 restaurants, hotels, motels, schools, colleges, cruise ships, summer camps, sports stadiums, me parks and other foodservice operations.



"As consumers, we in North America have an undeniable desire to spend less time in our own kitchens and to dine out more often. As foodservice patrons, we continue to put ever more challenging demands on the foodservice supply chain as our tastes become increasingly sophisticated. We want more variety, more new and unique menu offerings. We have a heightened awareness of nutrition's importance, signaling the need for a new generation of healthier products. We are time-starved, so convenience is critical. And we enjoy the social interaction that restaurants provide. These are complex expectations and challenges, but SYSCO will stay AHEAD OF THE TRENDS as the innovative men and women of SYSCO satisfy those expectations and meet those challenges, always mindful of the desires of customers and consumers."

Richard J. Schnieders
Chairman and Chief Executive Officer

To Our Shareholders:

The review of any year should always begin with the recognition that our performance is a credit to our 47,800 associates, who are attuned to every detail, quick to respond to customers' needs and make our success possible. Through their combined efforts we have forged a network of customers, SYSCO operations and suppliers that has proved mutually beneficial and sustainable over the long term. In our industry, it is the attention to every detail – in our own business, as well as our customers' – that makes the difference in our success and theirs.

In fiscal 2004 SYSCO's sales and earnings again reached new heights, posting gains for the 28th consecutive year. Sales for the 53-week year increased to $29.3 billion, a 12.2 percent increase over the $26.1 billion of 2003, and diluted earnings per share were $1.37, or 16.1 percent above the $1.18 earned last year. We continued to make efficient use of shareholders' monies with Return on Equity reaching 38.7 percent and Return on Average Total Capital of 24.9 percent.

Our performance was particularly noteworthy in a year marked by considerable uncertainty in the foodservice industry. SYSCO's product cost inflation, normally ranging from 1 percent to 3 percent, jumped to 5 percent at the beginning of the year and remained above that all year, resulting in 6.3 percent inflation for the year. This has proved difficult for our customers, who have been faced with choosing between raising menu prices, taking lower profits, lowering quality standards, or substituting products. Our marketing associates' ability to guide them through these difficult choices has been admirable, but we remain vigilant about the effects of prolonged product inflation.

Similarly, sustained higher fuel costs, while a small part of our expense structure, presented another challenge. Our operating companies met this obstacle by more efficient routing, fuller trucks and attention to minute detail, helping us continue to drive down expense ratios. Finally, the restaurant consumer exhibited signs of uncertainty during the year, which leads us to the conclusion that the foodservice industry did not grow as strongly this year as in the past. Thus our emphasis on growing our profitable customers' businesses served us well, since firmly established restaurants are best positioned to react quickly to market changes.

Daily, we compete in markets throughout North America with thousands of other foodservice distributors, large and small, full-service and specialty distributors. Every day is a new day, another order, another delivery. Our more than 400,000 customers are expecting to receive, literally in many instances, "lunch on the truck." Our warehouses ship approximately four million cases per day and orders for about 85 percent of those products will have been received yesterday and driven possibly 100 miles before arriving at their destinations – in good condition, on time and with 99-plus percent order accuracy.

Since attention to detail is imperative, we continuously strive to improve through benchmarking among our locations on hundreds of metrics, putting to use best practices that continue to raise performance levels. During fiscal 2004, we continued to see more warehousing and distribution efficiencies in our broadline companies that improved key expense metrics. The SYSCO Order Selector is now installed in 53 operating companies and pieces (or cases) per error improved approximately 13 percent over last year. In the distribution area, pieces per stop rose 6 percent, while lines per stop were 5 percent greater for the year, a measure of how many more items we are selling to customers and the greater variety of menu items customers are purchasing.



While our business does not involve manufacturing products, it is more than simply taking customers' orders and delivering cases. It is understanding their needs and what makes them successful, then giving them the tools to stay ahead of the trends – the innovative products, services and ideas to foster their creativity in ways that make our experiences as consumers all the more delightful.

We do this in a multitude of ways, ranging from improving customer relationships to creating a more efficient supply chain. One of our initiatives is a renewed focus on building customer relationships. A number of SYSCO operating companies have created Business Review and Business Development positions. In the Business Review function, sales specialists and operating company executive management meet with customers regularly, aside from routine sales calls, to review everything about their business – determining what works, what doesn't, what customers need and what makes them truly satisfied. Business Development associates, on the other hand, are highly successful, very knowledgeable sales persons whose mission is to develop new business from high potential accounts being serviced by others. Both initiatives are producing measurable benefits.

Our National Supply Chain initiative, one of the most significant undertakings in our history, will play a crucial role in enhancing service to customers while providing competitive advantages to SYSCO. One facet involves building regional distribution centers to supply a dozen or more SYSCO warehouses in a given geographical region. The first of these, an 800,000-square-foot center under construction in Front Royal, Virginia, will begin receiving and shipping products in early calendar 2005. It will serve 14 operating companies and provide cost savings throughout SYSCO's supply chain, allowing manufacturers to plan production more efficiently, enabling SYSCO to reduce facility expansions and providing customers access to a greater variety of product to diversify their menus.

Underpinning our focus on detail in every area of our business is our strong commitment to the consistent quality and safety of the products we distribute. We want consumers to continue to feel that the food supply in our country is the safest in the world and we are working with industry sources to help raise standards in the United States' beef industry. We are also taking a leading role in supporting a new vision of agricultural practices to protect the land and environment for future generations through Integrated Pest Management (IPM) and Sustainable Agriculture standards that will be implemented nationwide by suppliers who produce SYSCO Brand canned and frozen fruits and vegetables for our customers.

In today's business environment, corporate governance has assumed a more important role. In the past if a company was successful, its methods were not questioned. Today, investor confidence in other companies has been shaken and we are making a proactive effort to inform shareholders and respond to your needs on relevant corporate governance issues.

In the near term, we expect to be continually challenged by economic uncertainty. We are confident, however, that we have the people, the products and services, and the financial resources to continue to remain ahead of the trends in the foodservice industry and accomplish our mission to "Help Our Customers Succeed."

Richard J. Schnieders
Chairman and Chief Executive Officer
September 27, 2004

Thomas E. Lankford
President and Chief Operating Officer



THE TREND

According to industry sources, there are nearly 900,000 foodservice locations in the United States and more than 63,000 in Canada. Sales of foodservice products in 2004 at the consumer level are projected to reach more than $440 billion in the United States and over $45 billion in Canada, equal to about 4 percent of each country's gross domestic product.

GAIL E. ALLEN *"SYSCO's $29.3 billion in sales translates into an approximate 14 percent share of a growing market. We are in a wonderful industry with great upside potential. Two-income families have more disposable income to spend. As the population ages, the 50- to 65-year-olds also have more time and money to eat meals cooked in someone else's kitchen. In addition, retirees are healthier and living longer and many are in retirement communities that serve meals on site. Of course, the 20- to 40-year-old segment has grown up with parents who worked outside the home, so eating out comes naturally to them, and many just don't have the time, skills or desire to cook."*

President and CEO, Sysco Food Services of Albany, LLC (Halfmoon, NY)

GROWING WITH THE INDUSTRY

Consumers in North America love the whole experience of eating out – new places, new foods, new experiences. More restaurants are opening every day, and if you are a student, or perhaps visiting a loved one in a hospital, a business traveler, living in a retirement home or have attended a sporting event, you probably have eaten something offered at one of those locations. To stay close to its customers and keep pace with this vibrant industry, SYSCO continues to expand by: 1) acquiring stand-alone companies, either broadline or niche specialty companies; 2) acquiring companies that will be folded into an existing SYSCO operation; 3) building fold-outs or stand-alone subsidiaries carved from existing companies that are serving customers in an established market from a distance; and 4) increasing business with existing customers and adding new ones. SYSCO has made 121 acquisitions in its history, including fold-ins, and 17 fold-outs. Over the long term, acquisitions are targeted to add approximately three percent to sales annually, on average, and in fiscal 2004 new acquisitions represented 0.9 percent of sales.



INDUSTRY GROWTH
AND DIVERSITY

Foodservice operators face a multitude of challenges and must be flexible and open to new ideas to provide consumers intriguing new foods and satisfy them enough to return for more. Each generation of dining patrons – the mature consumers, the Baby Boomers and the Generation X and Y groups – has distinct needs and desires. The lifestyle profiles of these societal segments are quite diverse and food preferences seem to be even more so. With more families dining out together, more attention is being given to children's preferences when determining where to eat and restaurants that can appeal to multiple generations tend to have a competitive advantage. While menu choices initially sway the decision-making process, the service experience is critical in influencing a patron's return visit.

GROWTH OPPORTUNITIES

As the world itself is shifting and changing, so too is the foodservice world. Industry sources predict that during the first decade of the 21st century, the restaurant segment of the foodservice industry will grow at just over three percent annually, and SYSCO typically has grown at a faster rate. Most of the "baby boomers" will reach the peak years of frequenting full service restaurants, while the "Generation X" segment will reach their trading up years, moving to full service from the quick service favorites that have dominated their lifestyle for many years. The casual dining segment continues to attract more patrons.

To take advantage of the market's growth, SYSCO continues to expand its infrastructure and position operations closer to customers to respond more quickly to their needs. This is achieved through acquisitions and fold-outs. During fiscal 2004, the company acquired the northern California assets associated with the foodservice business of Smart & Final and also Luzo Foodservice Corporation, which was folded into Hallsmith-Sysco Food Services, LLC. The International Food Group Inc. acquisition supplies quick service restaurants in certain international markets and expanded SYSCO'S export capabilities. Finally, Overton Distributors, Inc., a produce distribution company with locations in Raleigh and Charlotte, North Carolina and Nashville, Tennessee, enhanced FreshPoint's specialty produce operation. Fold-outs were completed in Fargo, North Dakota and Oxnard, California, while another is under construction in Post Falls, Idaho to service the Spokane, Washington market. The Northeast Redistribution Center, a key part of SYSCO's initiative to reduce costs throughout its supply chain, should be operational in early 2005.



THE TREND

America's palate is becoming increasingly sophisticated, according to industry research. With heightened interest in health and nutrition, a host of new menu items are expected in the coming year. Trends further indicate that fast casual restaurants are growing in popularity.

VERNE LUSBY *"SYSCO's strong capabilities in fresh produce were enhanced by the acquisition of FreshPoint, particularly in the upscale menu arena. Together, SYSCO and FreshPoint are the largest foodservice purchasers of produce in North America. At FreshPoint, we work extensively with the growers to develop the "best" in a particular type of crop and continually amaze our customers with one-of-a-kind items that make a menu extraordinary. We can offer highly specialized produce like exotic fruits and vegetables, rare and unusual herbs, heirloom tomatoes, unique mushroom varieties and micro-greens that chefs increasingly demand. Since we operate smaller vehicles and make more frequent deliveries, we are a great fit for customers who require multiple deliveries per week."* President, FreshPoint of Southern California (Irwindale, California)

SYSCO IS A MULTI-DIMENSIONAL COMPANY

With more than 320,000 products system-wide, SYSCO is positioned to deliver, coast to coast, whatever a chef, a healthcare operation or a lodging facility might require. Products ranging from the everyday to the exotic, from classic menu ingredients to imported chocolate, fresh-cut steaks to fresh-picked produce, savory soups and much, much more will be delivered somewhere today in North America. In addition to thousands of food items, a wide variety of nonfood equipment and supplies, as well as hotel amenities, furniture and textiles are available. The SYSCO distribution family includes not only the company's core broadline distribution warehouses, which may inventory a broad range of 10,000 to 15,000 items, but also a chain restaurant specialist, specialty meat purveyors, a fresh produce specialty company, an Asian cuisine specialty company, a distributor to the lodging industry and a subsidiary that specializes in supplying internationally located chain restaurants.



HELPING CUSTOMERS SUCCEED

In addition to current dietary trends advocating low-fat and low-carb products, an increasingly diverse population is also impacting consumers' food preferences. SYSCO's broad spectrum of products can meet any dietary restriction – low-fat, low-carb, low sodium for health care menus, or even vegetarian and organic foods, which are becoming more in demand. Manufacturers are developing products that target these choices, such as SYSCO's low-carb pasta selections and organic offerings. For protein eaters, SYSCO's specialty meat companies offer wet- and dry-aged beef that is precision-cut to exacting customer specifications, as well as other protein items. SYSCO's Asian Foods subsidiary supplies highly specialized products for the Asian restaurant market.

SYSCO's reputation for operational excellence works hand in hand with the strength of its SYSCO Brand products, whose strict quality control measures are incorporated in virtually every step involved in bringing them to market. More than 45,500 items are manufactured for SYSCO; their specifications are developed and monitored by 180 Quality Assurance specialists who are charged with identifying new supply sources, qualifying the plants that produce SYSCO Brand products, and enforcing SYSCO's standards during production and processing. These products have gained broad acceptance and also provide overall food cost savings to foodservice operators. They also have the added assurance that SYSCO's standards for food safety, quality, consistency, shelf-life and other factors meet or exceed government guidelines.

DIETARY TRENDS: THE HIGH PROTEIN DIET, HEALTH AND NUTRITION

Consumer eating habits are constantly shifting. Many consumers are aware of nutritional issues and are actively trying to eat healthier. There is continued emphasis on fresh products, and unique flavor and taste profiles. Diners also consider it important to be able to customize an order to fit their desires and are constantly seeking better take-out solutions.

Foodservice operators are challenged to address popular trends like low-carb, low-fat, organic and fewer trans fats. They must offer such alternatives to remain competitive without abandoning their standard menu successes. Some are repackaging low-carb items that already exist on their menus, while others are featuring newly developed fare, and many new menu ideas are being introduced this year. Industry sources say that only 11 percent of the population are on low-carb diets, but more are embracing the health and nutrition movement. Therefore, the challenge restaurateurs face is to determine whether these shifts represent meaningful changes in food selections, or just another dieting trend, without compromising their operations or their image.



TREND

Consumers are dining out more often due to convenience, a need for socialization and gains in real disposable income.

DONNA O'BANNON *"SYSCO's mission is to 'Help Our Customers Succeed.' What this means is that we are customer driven. My success is tied to my customers' success and I must keep in mind every day that each and every customer has individual needs, dreams and fears, challenges and opportunities. It's my job to find solutions for some of the difficulties they face and help them be successful. Our products and services are outstanding and not one other competitor has the systems and the resources that we can offer our customers. And with our operating company structure, we are empowered to respond quickly without having to check with the corporate office."*

[illegible] Marketing Associate, Sysco Food Services of Kansas City, Inc., (Olathe, Kansas)

CREATING MORE OPPORTUNITIES

Shifting lifestyles have made convenience a major factor influencing SYSCO's market. Families with two wage earners meet demands from all sides – a soft economy that means longer working hours, children's activities that require more time, or perhaps aging parents who need more attention. Whatever the reasons, consumers are dining out more often and taking more meals home to enjoy at their leisure. The percentage of the food dollar spent on food away from home has grown to nearly 50 percent in 2003, compared to only 37 percent in 1972. SYSCO's available North American market (purchases made by foodservice and hospitality operators) was approximately $207 billion in 2004, including $179 billion in food, $20 billion in non-food products and $8 billion in hospitality amenities, furniture and fixtures. SYSCO estimates that its share of the market is about 14 percent.



BETTER EXPERIENCES

Consumers are coming to the foodservice table more frequently, and more emphasis is placed on the meal as the experience than in the past, when a restaurant meal was an occasion to celebrate a specific event. Today, many families use it as an opportunity to spend quality time with other family members. In fact, consumers view meals prepared away from home as a necessity more than a luxury, given the hectic pace of today's lifestyles. Also, in less-than-robust economic cycles, they are more apt to indulge in a fine meal than spend money on automobiles or vacations.

The consumer also has become more sophisticated about food choices and is looking for new tastes and experiences. Thus, foodservice operators are continually challenged to garner their share of diners' pocketbooks. This requires dealing with a multitude of day-to-day business issues without being distracted from the creative role of developing menu offerings that attract customers.

CREATING SUCCESS IN CUSTOMERS' OPERATIONS

As menus have become more interesting and sophisticated, the operations behind the menus have become more efficient and well-managed in order to survive in a very competitive environment. Foodservice operators must be able to blend their creative talents with basic business principles, keeping the magic in the "front of the house" while maintaining a smooth, professional business organization behind the scenes.

While many do this very effectively, independent operators also readily welcome new ideas and workable business solutions, simply because they generally do not have access to extensive resources and personnel. SYSCO's sales professionals, or marketing associates, undergo comprehensive ongoing training to offer more than simply being able to take an order. They continually improve their knowledge base to keep customers ahead of trends in food products, customer dining patterns, market analysis and other facets of the industry. In addition, SYSCO's *i*CARE program was developed to assist customers not only with activities that are the backbone of successful enterprises, but also some that make it easier to operate their businesses. These include areas such as inventory control; analyzing, developing, pricing and costing menus; credit card processing; wait staff training; access to financial lenders for expansion or remodeling funds; and access to affordable insurance, among others. Such third-party offerings are available to customers under SYSCO's *i*CARE banner of services and can be custom-tailored to each customer's business.



THE TREND

In recent years, restaurateurs have begun to feel the need to operate their businesses more efficiently. More and more they are relying on one distribution source to supply not only the food, but also strategies to stay ahead of the trends.



ROBBIE HORTON "We can gain new customers and help them achieve success by proving to them that we can provide first-rate products and services, reliably and consistently. They sustain our success by returning day after day, week after week, year after year. Some would say that my job as a business development professional is the best job in SYSCO. This position is the face of SYSCO, learning everything about our prospective customers, tailoring our services and products to fit their specific needs – that's what I like most."

Vice President of Business Development, Sysco Food Services of Hampton Roads, Inc.
(Suffolk, Virginia)

CUSTOMERS WANT TO RUN THEIR BUSINESSES MORE EFFICIENTLY

Restaurants and other foodservice operators today are well educated and more open to one-stop shopping than in the past. They have less time and energy for completing paperwork and writing checks to multiple distributors. Outstanding service is the heart of SYSCO's success and SYSCO wants customers to feel as though SYSCO is an integral part of their business enterprise. This quest has led to the expansion of the business review and business development functions to cement existing relationships and build new ones. Key to these programs is the fact that behind every dollar of profit is a real person who is relying on SYSCO's products and services and is inspired to buy because of the trust inherent in his or her relationship and service experience.

Through the Business Review program, operating company executives commit whatever time is necessary with customers, unrelated to a sales call, to determine the customers' wants and needs, what works or what doesn't and to make recommendations to help their businesses be more profitable. The Business Development teams focus on building new business – targeting competitors' accounts by demonstrating SYSCO's greater breadth of products and high quality of products and services. Both programs are tailored to the unique aspects of each account with a customized "toolkit" to help build the customer's success.



TAILORING SYSCO TO CUSTOMERS' NEEDS

Mouth-watering steaks, spicy enchiladas, tasty Thai food, crisp salad greens, summer-sweet strawberries – and anything else one's heart desires – can be found at restaurants and foodservice locations all across North America. Rich aromas tempt the senses and it is pure delight to have whatever you want to eat, whenever you want it, without the grind of preparing it or cleaning up afterward. As tastes and menu trends continue to change, SYSCO is strategically positioned to be ahead of the trends and provide its customers the products, services and business solutions to help their operations succeed.

SYSCO competes in a large, fragmented market that offers much opportunity. The company has a legendary reputation for operational proficiency. Its uniform information technology system produces executive reports that include in-depth data on each customer account that is valuable in analyzing customer needs, purchasing history and potential, as well as profitability. The warehouse management portion of the system has streamlined the entire ordering function – from order intake and processing, to product selection and loading to tracking inventory. The products are stored in multi-temperature warehouses and delivered in vehicles that are also configured with multi-temperature chambers. Storing products at optimum temperature levels maintains their integrity and quality from the moment they touch the warehouse dock until they are stored in customers' kitchens or storerooms.

The key to the future is to create sustainable profitable sales growth, which SYSCO intends to do through several strategies, including:

1) Strengthening existing customer relationships and developing new ones by expanding the marketing associate's role as a relationship manager, as well as the business review and business development functions, so that products and services can be tailored to each customer.
2) Leveraging SYSCO Brand product identity to provide greater customer value while ensuring strict quality assurance standards.
3) Capitalizing on its operational strength, improving operating efficiencies and productivity and leveraging expenses through best business practices and technological advances.
4) Developing a more efficient supply chain infrastructure through its national supply chain initiative.
5) A strong fold-out program – building distribution centers in established markets currently being served by distant SYSCO operations.
6) A well-defined acquisition program, including fold-ins (companies whose operations will become part of an existing SYSCO operation).

SYSCO is truly a multi-faceted organization, with customer-centric focus, brand strength, financial solidity, motivated employees, management depth and an autonomous and entrepreneurial spirit – a corporation ahead of the trends.


19,303
21,784
23,351
26,140
29,335
00
01
02
03
04

Sales
in millions of dollars


445,588
596,909
679,787
778,288
907,214
00
01
02
03
04

Net Earnings
in thousands of dollars


0.67
0.88
1.01
1.18
1.37
00
01
02
03
04

Diluted EPS
in dollars


17%
21%
21%
23%
25%
00
01
02
03
04

Return On Average Total Capital


29%
31%
31%
36%
39%
00
01
02
03
04

Return On Average Shareholders' Equity

TABLE OF CONTENTS

ELEVEN-YEAR SUMMARY OF OPERATIONS AND RELATED INFORMATION

(Dollars in thousands except for per share data)	2004	2003	2002	2001	2000
Results of Operations					
Sales	**$ 29,335,403**	$ 26,140,337	$ 23,350,504	$ 21,784,497	$ 19,303,268
Costs and expenses					
Cost of sales	**23,661,514**	20,979,556	18,722,163	17,513,138	15,649,551
Operating expenses	**4,141,230**	3,836,507	3,467,379	3,232,827	2,843,755
Interest expense	**69,880**	72,234	62,897	71,776	70,832
Other, net	**(12,365)**	(8,347)	(2,805)	101	1,522
Total costs and expenses	**27,860,259**	24,879,950	22,249,634	20,817,842	18,565,660
Earnings before income taxes	**1,475,144**	1,260,387	1,100,870	966,655	737,608
Income taxes	**567,930**	482,099	421,083	369,746	283,979
Earnings before cumulative effect of accounting change	**907,214**	778,288	679,787	596,909	453,629
Cumulative effect of accounting change	**—**	—	—	—	(8,041)
Net earnings	**$ 907,214**	$ 778,288	$ 679,787	$ 596,909	$ 445,588
Effective income tax rate	**38.5%**	38.25%	38.25%	38.25%	38.5%
Per Common Share Data (1)					
Diluted earnings per share:					
Earnings before accounting change	**$ 1.37**	$ 1.18	$ 1.01	$ 0.88	$ 0.68
Cumulative effect of accounting change	**—**	—	—	—	(0.01)
Net earnings	**1.37**	1.18	1.01	0.88	0.67
Dividends declared	**0.50**	0.42	0.34	0.27	0.23
Shareholders' equity	**4.03**	3.41	3.26	3.16	2.60
Diluted average shares outstanding	**661,919,234**	661,535,382	673,445,783	677,949,351	669,555,856
Performance Measurements					
Pretax return on sales	**5.03%**	4.82%	4.71%	4.44%	3.82%
Return on average shareholders' equity	**39%**	36%	31%	31%	29%
Return on average total capital (equity plus long-term debt)	**25%**	23%	21%	21%	17%
Financial Position					
Current ratio	**1.23**	1.34	1.52	1.37	1.47
Working capital	**$ 724,777**	$ 928,405	$ 1,082,925	$ 772,770	$ 840,608
Other assets	**1,829,412**	1,384,327	1,138,682	960,475	747,463
Plant and equipment (net)	**2,166,809**	1,922,660	1,697,782	1,516,778	1,340,226
Total assets	**7,847,632**	6,936,521	5,989,753	5,352,987	4,730,145
Long-term debt	**1,231,493**	1,249,467	1,176,307	961,421	1,023,642
Shareholders' equity	**2,564,506**	2,197,531	2,132,519	2,100,535	1,721,584
Other Data					
Dividends declared	**$ 321,353**	$ 273,852	$ 225,530	$ 180,702	$ 152,427
Capital expenditures	**530,086**	435,637	416,393	341,138	266,413
Number of employees	**47,800**	47,400	46,800	43,000	40,400
Shareholder Data					
Closing price of common share at year end (1)	**$ 34.80**	$ 29.55	$ 27.22	$ 27.15	$ 21.07
Price/earnings ratio at year end - diluted (1)	**25**	25	27	31	31
Market price per common share-high/low (1)	**$ 41-29**	$ 33-21	$ 30-22	$ 30-19	$ 22-13
Number of shareholders of record at year end	**15,337**	15,533	15,510	15,493	15,207

(1) The data presented reflects the 2-for-1 stock splits of December 15, 2000 and March 20, 1998.

1999	1998	1997	1996	1995	1994	1-Year Growth Rates 2004	5-Year Compound Growth Rates 2000-2004	10-Year Compound Growth Rates 1995-2004	20-Year Compound Growth Rates 1985-2004
$ 17,422,815	$ 15,327,536	$ 14,454,589	$ 13,395,130	$ 12,118,047	$ 10,942,499	**12%**	11%	10%	14%
14,207,860	12,499,636	11,835,959	10,983,796	9,927,448	8,971,628				
2,547,266	2,236,932	2,076,335	1,917,376	1,736,625	1,568,773				
72,839	58,422	46,502	41,019	38,579	36,272				
963	53	(162)	(1,004)	(2,223)	(1,756)				
16,828,928	14,795,043	13,958,634	12,941,187	11,700,429	10,574,917				
593,887	532,493	495,955	453,943	417,618	367,582	**17**	20	15	16
231,616	207,672	193,422	177,038	165,794	150,830				
362,271	324,821	302,533	276,905	251,824	216,752	**17**	20	15	16
—	(28,053)	—	—	—	—				
$ 362,271	$ 296,768	$ 302,533	$ 276,905	$ 251,824	$ 216,752	**17**	20	15	16
39%	39%	39%	39%	40%	41%				
$ 0.54	$ 0.47	$ 0.43	$ 0.37	$ 0.34	$ 0.29	**16**	20	17	16
—	(0.04)	—	—	—	—				
0.54	0.43	0.43	0.37	0.34	0.29	**16**	20	17	16
0.20	0.17	0.15	0.13	0.11	0.09	**19**	20	19	22
2.11	1.98	1.99	2.01	1.89	1.67	**18**	14	9	12
673,593,338	686,880,362	712,167,188	739,430,592	749,525,192	757,855,924				
3.41%	3.47%	3.43%	3.39%	3.45%	3.36%				
27%	22%	21%	20%	19%	18%				
16%	14%	15%	14%	14%	13%				
1.66	1.61	1.72	1.81	1.88	1.85				
$ 948,252	$ 825,727	$ 821,955	$ 855,887	$ 836,603	$ 736,593				
460,146	449,068	413,762	412,436	411,712	394,860				
1,227,669	1,151,054	1,058,432	990,642	896,079	817,221				
4,081,205	3,780,189	3,433,823	3,319,943	3,097,161	2,811,729				
997,717	867,017	665,620	581,734	541,556	538,711				
1,394,221	1,326,639	1,374,612	1,451,224	1,383,472	1,224,415	**17**	13	8	11
$ 129,516	$ 115,218	$ 101,980	$ 91,044	$ 76,791	$ 62,643				
286,687	259,353	210,868	235,891	201,577	161,485				
35,100	33,400	32,000	30,600	28,100	26,200				
$ 15.38	$ 12.75	$ 9.25	$ 8.57	$ 7.38	$ 5.82				
28	30	22	23	22	20				
$ 16-10	$ 14-9	$ 10-7	$ 9-7	$ 8-6	$ 8-6				
15,485	16,142	17,890	19,160	21,112	19,860				

CONSOLIDATED RESULTS OF OPERATIONS

(In thousands except for share data)	Year Ended July 3, 2004 (53 Weeks)	June 28, 2003	June 29, 2002
Sales	$29,335,403	$26,140,337	$23,350,504
Costs and expenses			
Cost of sales	23,661,514	20,979,556	18,722,163
Operating expenses	4,141,230	3,836,507	3,467,379
Interest expense	69,880	72,234	62,897
Other, net	(12,365)	(8,347)	(2,805)
Total costs and expenses	27,860,259	24,879,950	22,249,634
Earnings before income taxes	1,475,144	1,260,387	1,100,870
Income taxes	567,930	482,099	421,083
Net earnings	$ 907,214	$ 778,288	$ 679,787
Net earnings:			
Basic earnings per share	$ 1.41	$ 1.20	$ 1.03
Diluted earnings per share	1.37	1.18	1.01

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In thousands except for share data)	July 3, 2004	June 28, 2003
Current assets		
Cash	$ 199,706	$ 337,447
Accounts and notes receivable, less allowances of $34,175 and $35,005	2,189,127	2,009,627
Inventories	1,404,410	1,230,080
Prepaid expenses	54,903	52,380
Prepaid income taxes	3,265	—
Total current assets	3,851,411	3,629,534
Plant and equipment at cost, less depreciation	2,166,809	1,922,660
Other assets		
Goodwill and intangibles, less amortization	1,218,700	1,113,960
Restricted cash	169,326	83,807
Prepaid pension cost	243,996	—
Other	197,390	186,560
Total other assets	1,829,412	1,384,327
Total assets	$7,847,632	$6,936,521
Current liabilities		
Notes payable	$ 73,834	$ 101,822
Accounts payable	1,742,578	1,637,505
Accrued expenses	724,970	624,451
Income taxes	—	9,193
Deferred taxes	422,419	307,211
Current maturities of long-term debt	162,833	20,947
Total current liabilities	3,126,634	2,701,129
Other liabilities		
Long-term debt	1,231,493	1,249,467
Deferred taxes	686,705	498,396
Other long-term liabilities	238,294	289,998
Total other liabilities	2,156,492	2,037,861
Contingencies		
Shareholders' equity		
Preferred stock, par value $1 per share Authorized 1,500,000 shares, issued none	—	—
Common stock, par value $1 per share Authorized shares 2,000,000,000 at July 3, 2004, 1,000,000,000 at June 28, 2003; issued 765,174,900 shares	765,175	765,175
Paid-in capital	332,041	249,235
Retained earnings	3,959,714	3,373,853
Accumulated other comprehensive income (loss)	17,640	(152,381)
	5,074,570	4,235,882
Less cost of treasury stock, 128,639,869 and 121,517,325 shares	2,510,064	2,038,351
Total shareholders' equity	2,564,506	2,197,531
Total liabilities and shareholders' equity	$7,847,632	$6,936,521

See Notes to Consolidated Financial Statements

CONSOLIDATED SHAREHOLDERS' EQUITY

(In thousands except for share data)	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount
Balance at June 30, 2001	765,174,900	$765,175	$186,818	$2,415,160	$ (5,624)	100,037,236	$1,260,994
Net earnings for year ended June 29, 2002				679,787			
Dividends declared				(225,530)			
Treasury stock purchases						18,000,000	473,558
Treasury stock issued for acquisitions			12,517			(1,116,303)	(12,251)
Stock options exercised			(10,750)			(2,650,714)	(32,837)
Employees' Stock Purchase Plan			17,030			(1,784,529)	(24,104)
Management Incentive Plan			12,276			(851,087)	(10,831)
Minimum pension liability adjustment					(59,811)		
Balance at June 29, 2002	765,174,900	$765,175	$217,891	$2,869,417	$ (65,435)	111,634,603	$1,654,529
Net earnings for year ended June 28, 2003				778,288			
Dividends declared				(273,852)			
Treasury stock purchases						16,500,000	478,471
Treasury stock issued for acquisitions			6,984			(951,127)	(9,270)
Disqualifying dispositions			8,386				
Stock options exercised			(8,895)			(2,918,905)	(42,588)
Employees' Stock Purchase Plan			14,410			(1,886,090)	(29,809)
Management Incentive Plan			10,459			(861,156)	(12,982)
Minimum pension liability adjustment					(119,683)		
Foreign currency translation adjustment					32,737		
Balance at June 28, 2003	765,174,900	$765,175	$249,235	$3,373,853	$(152,381)	121,517,325	$2,038,351
Net earnings for year ended July 3, 2004				907,214			
Dividends declared				(321,353)			
Treasury stock purchases						16,884,300	623,653
Treasury stock issued for acquisitions			21,582			(2,007,089)	(20,411)
Disqualifying dispositions			26,763				
Stock options exercised			4,007			(5,193,289)	(86,745)
Employees' Stock Purchase Plan			18,540			(1,620,535)	(28,833)
Management Incentive Plan			11,914			(940,843)	(15,951)
Minimum pension liability adjustment					164,385		
Foreign currency translation adjustment					5,636		
Balance at July 3, 2004	765,174,900	$765,175	$332,041	$3,959,714	$ 17,640	128,639,869	$2,510,064

See Notes to Consolidated Financial Statements

CONSOLIDATED CASH FLOWS

	Year Ended		
(In thousands)	July 3, 2004 (53 Weeks)	June 28, 2003	June 29, 2002
Cash flows from operating activities:			
Net earnings	$ 907,214	$ 778,288	$ 679,787
Add non-cash items:			
Depreciation and amortization	283,595	273,142	278,251
Deferred tax provision	608,152	481,330	263,492
Provision for losses on receivables	27,377	27,133	25,904
Additional investment in certain assets and liabilities, net of effect of businesses acquired:			
(Increase) in receivables	(177,058)	(218,150)	(32,360)
(Increase) in inventories	(162,502)	(69,959)	(17,804)
(Increase) in prepaid expenses	(2,183)	(9,509)	(680)
Increase (decrease) in accounts payable	95,874	237,360	(357)
Increase (decrease) in accrued expenses and other long-term liabilities	26,488	(85,294)	(23,403)
(Decrease) in accrued income taxes	(392,197)	(33,121)	(81,736)
(Increase) in other assets	(25,238)	(8,380)	(6,114)
Net cash provided by operating activities	1,189,522	1,372,840	1,084,980
Cash flows from investing activities:			
Additions to plant and equipment	(530,086)	(435,637)	(416,393)
Proceeds from sales of plant and equipment	15,851	14,629	20,711
Acquisition of businesses, net of cash acquired	(79,247)	(209,010)	(234,618)
Increase in restricted cash	(90,329)	(51,807)	(32,000)
Net cash used for investing activities	(683,811)	(681,825)	(662,300)
Cash flows from financing activities:			
Bank and commercial paper (repayments) borrowings	(77,849)	85,224	(143,593)
Other debt borrowings (repayments)	185,087	(12,098)	384,114
Cash from termination of interest rate swap	1,305	15,359	—
Common stock reissued from treasury	167,652	101,312	86,328
Treasury stock purchases	(608,506)	(478,471)	(473,558)
Dividends paid	(309,540)	(261,854)	(213,275)
Net cash used for financing activities	(641,851)	(550,528)	(359,984)
Effect of exchange rates on cash	(1,601)	(1,479)	—
Net (decrease) increase in cash	(137,741)	139,008	62,696
Cash at beginning of year	337,447	198,439	135,743
Cash at end of year	$ 199,706	$ 337,447	$ 198,439
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 68,481	$ 69,103	$ 61,354
Income taxes	344,414	28,747	239,792

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Accounting Policies

BUSINESS AND CONSOLIDATION Sysco Corporation (SYSCO or the company) is engaged in the marketing and distribution of a wide range of food and related products primarily to the foodservice or "food-prepared-away-from-home" industry. These services are performed for approximately 400,000 customers from 150 distribution facilities located throughout the United States and Canada.

The accompanying financial statements include the accounts of SYSCO and its subsidiaries. All significant intercompany transactions and account balances have been eliminated. Certain amounts in the prior years have been reclassified to conform to the fiscal 2004 presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, sales and expenses. Actual results could differ from the estimates used.

ACCOUNTS RECEIVABLE Accounts receivable consist primarily of trade receivables from customers and receivables from suppliers for marketing or incentive programs. SYSCO evaluates the collectibility of accounts receivable and determines the appropriate reserve for doubtful accounts based on a combination of factors. In circumstances where the company is aware of a specific customer's inability to meet its financial obligation to SYSCO, a specific allowance for doubtful accounts is recorded to reduce the receivable to the net amount reasonably expected to be collected. In addition, allowances are recorded for all other receivables based on an analysis of historical trends of write-offs and recoveries. The company utilizes specific criteria to determine uncollectible receivables to be written off including bankruptcy, accounts referred to outside parties for collection and accounts past due over specified periods. The allowance for doubtful accounts receivable was $34,175,000 as of July 3, 2004 and $35,005,000 as of June 28, 2003. Customer accounts written off, net of recoveries, were $28,485,000 or 0.10% of sales, $24,771,000 or 0.09% of sales, and $26,068,000 or 0.11% of sales for fiscal 2004, 2003 and 2002, respectively.

INVENTORIES Inventories consisting primarily of finished goods include food and related products held for resale and are valued at the lower of cost (first-in, first-out method) or market. Elements of costs include the purchase price of the product and freight charges to deliver the product to the company's warehouses and are net of certain cash or non-cash consideration received from vendors (see "Vendor Consideration").

PLANT AND EQUIPMENT Capital additions, improvements and major replacements are classified as plant and equipment and are carried at cost. Depreciation is recorded using the straight-line method, which reduces the book value of each asset in equal amounts over its estimated useful life. Maintenance, repairs and minor replacements are charged to earnings when they are incurred. Upon the disposition of an asset, its accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in current earnings.

Applicable interest charges incurred during the construction of new facilities and development of software for internal use are capitalized as one of the elements of cost and are amortized over the assets' estimated useful lives. Interest capitalized for the past three years was $7,495,000 in 2004, $5,244,000 in 2003 and $3,746,000 in 2002.

A summary of plant and equipment, including the related accumulated depreciation, appears below:

	July 3, 2004	June 28, 2003	Estimated Useful Lives
Plant and equipment, at cost:			
Land	$ 186,628,000	$ 174,959,000	
Buildings and improvements	1,774,870,000	1,567,768,000	10-40 years
Fleet, equipment and software	2,021,326,000	1,860,410,000	3-20 years
	3,982,824,000	3,603,137,000	
Accumulated depreciation	(1,816,015,000)	(1,680,477,000)	
Net plant and equipment	$ 2,166,809,000	$ 1,922,660,000	

Depreciation expense for the past three years was $273,030,000 in 2004, $263,480,000 in 2003 and $243,498,000 in 2002.

LONG-LIVED ASSETS Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Cash flows expected to be generated by the related assets are estimated over the asset's useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow model.

GOODWILL AND INTANGIBLES Goodwill and intangibles represent the excess of cost over the fair value of tangible net assets acquired. Intangibles with definite lives are amortized over their useful lives. Goodwill is assigned to the reporting units that are expected to benefit from the synergies of the combination. The recoverability of goodwill and intangibles is assessed annually, or more frequently as needed when events or changes have occurred that would suggest an impairment of carrying value, by determining whether the fair values of the applicable reporting units exceed their carrying values. The evaluation of fair value requires the use of projections, estimates and assumptions as to the future performance of the operations in performing a discounted cash flow analysis, as well as assumptions regarding sales and earnings multiples that would be applied in comparable acquisitions.

Goodwill and intangibles allocated by reportable segment are as follows:

	July 3, 2004	June 28, 2003
Broadline	$ 658,075,000	$ 626,931,000
SYGMA	61,851,000	34,435,000
Other	498,774,000	452,594,000
Total	$1,218,700,000	$1,113,960,000

The above amounts are presented net of accumulated amortization of $145,975,000 and $141,731,000 as of July 3, 2004 and June 28, 2003, respectively.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Accounting for Goodwill and Other Intangible Assets," adopted in fiscal 2003, goodwill and intangibles with indefinite lives are not amortized. The following table provides comparative net earnings and earnings per share had the non-amortization provision of SFAS No. 142 been in effect for all periods presented:

	2004 (53 Weeks)	2003	2002
Net earnings:			
Reported net earnings	$907,214,000	$778,288,000	$679,787,000
Goodwill amortization, net of taxes	—	—	14,533,000
Adjusted net earnings	$907,214,000	$778,288,000	$694,320,000
Basic earnings per share:			
Reported basic earnings per share	$ 1.41	$ 1.20	$ 1.03
Goodwill amortization, net of taxes	—	—	0.02
Adjusted basic earnings per share	$ 1.41	$ 1.20	$ 1.05
Diluted earnings per share:			
Reported diluted earnings per share	$ 1.37	$ 1.18	$ 1.01
Goodwill amortization, net of taxes	—	—	0.02
Adjusted diluted earnings per share	$ 1.37	$ 1.18	$ 1.03

FOREIGN CURRENCY TRANSLATION The assets and liabilities of all Canadian subsidiaries are translated at current exchange rates. Related translation adjustments are recorded as a component of accumulated other comprehensive income.

REVENUE RECOGNITION The company recognizes revenue from the sale of a product when it is considered to be realized or realizable and earned. The company determines these requirements to be met at the point at which the product is delivered to the customer. The company grants certain customers sales incentives such as rebates or discounts and treats these as a reduction of sales at the time the sale is recognized.

VENDOR CONSIDERATION SYSCO recognizes consideration received from vendors when the services performed in connection with the monies received are completed. There are several types of cash consideration received from vendors. In many instances, the vendor consideration is in the form of a specified amount per case or per pound. In these instances, SYSCO will recognize the vendor consideration as a reduction of cost of sales when the product is sold. In the situations where the vendor consideration is not related directly to specific product purchases, SYSCO will recognize these as a reduction of cost of sales when the earnings process is complete, the related service is performed and the amounts realized. In certain of these latter instances, the vendor consideration represents a reimbursement of a specific incremental identifiable cost incurred by SYSCO. In these cases, SYSCO classifies the consideration as a reduction of those costs with any excess funds classified as a reduction of cost of sales and recognizes these in the period where the costs are incurred and related services performed.

INSURANCE PROGRAM SYSCO maintains a self-insurance program covering portions of workers' compensation, group medical, general and vehicle liability costs. The amounts in excess of the self-insured levels are fully insured by third party insurers. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

STOCK-BASED COMPENSATION SYSCO accounts for its stock compensation plans using the intrinsic value method provided by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations under which no compensation cost has been recognized for stock option grants.

Options issued before September 2001 generally vest over a five-year period beginning on the date of grant if certain operating performance measures are attained, or will vest fully nine and one-half years from the date of grant to the extent not previously vested. Options issued in September 2001 and after generally vest ratably over a specified five-year period.

The following table provides comparative pro forma net earnings and earnings per share had compensation cost for these plans been determined using the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," for all periods presented:

	2004 (53 Weeks)	2003	2002
Net earnings:			
Reported net earnings	$907,214,000	$778,288,000	$679,787,000
Stock-based compensation expense, net of taxes	(61,484,000)	(51,862,000)	(37,344,000)
Adjusted net earnings	$845,730,000	$726,426,000	$642,443,000
Basic earnings per share:			
Reported basic earnings per share	$ 1.41	$ 1.20	$ 1.03
Stock-based compensation expense, net of taxes	(0.09)	(0.08)	(0.06)
Adjusted basic earnings per share	$ 1.32	$ 1.12	$ 0.97
Diluted earnings per share:			
Reported diluted earnings per share	$ 1.37	$ 1.18	$ 1.01
Stock-based compensation expense, net of taxes	(0.09)	(0.08)	(0.06)
Adjusted diluted earnings per share	$ 1.28	$ 1.10	$ 0.95

The weighted average fair value of options granted was $6.74, $6.88 and $8.81 per share during fiscal 2004, 2003 and 2002, respectively. The fair value on the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for each fiscal year:

	2004	2003	2002
Dividend yield	1.49%	1.45%	1.26%
Expected volatility	22%	25%	22%
Risk-free interest rate	3.2%	2.7%	4.8%
Expected life	5 years	5 years	8 years

The weighted average fair value of employee stock purchase rights issued pursuant to the Employees' Stock Purchase Plan was $5.17, $4.14 and $3.96 per share during fiscal 2004, 2003 and 2002, respectively. The fair value of the stock purchase rights was calculated as the difference between the stock price at date of issuance and the employee purchase price.

The pro forma presentation includes only options granted after 1995. The pro forma effects for fiscal 2004, 2003 and 2002 are not necessarily indicative of the pro forma effects in future years.

SHIPPING AND HANDLING COSTS Shipping and handling costs include costs associated with the selection of products and delivery to customers. Included in operating expenses are shipping and handling costs of approximately $1,624,552,000 in fiscal 2004, $1,505,360,000 in fiscal 2003, and $1,328,428,000 in fiscal 2002.

INCOME TAXES SYSCO follows the liability method of accounting for income taxes as required by the provisions of SFAS No. 109, "Accounting for Income Taxes."

CASH FLOW INFORMATION For cash flow purposes, cash includes cash equivalents such as time deposits, certificates of deposit, short-term investments and all highly liquid instruments with original maturities of three months or less.

ACQUISITIONS During fiscal 2004, SYSCO or one of its subsidiaries acquired for cash certain assets of two broadline foodservice operations, a specialty produce distributor, and one quickservice operation. During fiscal 2003, SYSCO or one of its subsidiaries acquired for cash a broadline foodservice operation, two quickservice operations, a custom meat-cutting operation, a specialty distributor of products to the Asian cuisine foodservice market and a distributor of paper and chemical products. During fiscal 2002, SYSCO acquired for cash and/or stock a custom meat-cutting operation, a company that supplies products to the lodging industry and substantially all of the assets and certain liabilities of a Canadian broadline foodservice operation.

During fiscal 2004, in the aggregate, the company paid cash of $79,247,000 and issued 2,007,089 shares with a value of $41,993,000 for acquisitions during fiscal 2004 and for contingent consideration related to operations acquired in previous fiscal years. In addition, escrowed funds related to certain acquisitions in the amount of $4,810,000 were released to sellers during fiscal 2004.

Acquisitions of businesses are accounted for using the purchase method of accounting and the financial statements include the results of the acquired operations from the respective dates they joined SYSCO. The acquisitions were immaterial, individually and in the aggregate, to the consolidated financial statements.

The purchase price of the acquired entities is allocated to the net assets acquired and liabilities assumed based on the estimated fair value at the dates of acquisition, with any excess of cost over the fair value of net assets acquired, including intangibles, recognized as goodwill. The balances included in the Consolidated Balance Sheets related to recent acquisitions are based upon preliminary information and are subject to change when final asset and liability valuations are obtained. Material changes to the preliminary allocations are not anticipated by management.

Certain acquisitions involve contingent consideration typically payable only in the event that certain operating results are attained or certain outstanding contingencies are resolved. Aggregate contingent consideration amounts outstanding as of July 3, 2004 included approximately 1,273,000 shares and $61,614,000 in cash, which, if distributed, could result in the recording of up to $88,465,000 in additional goodwill. Such amounts typically are to be paid out over periods of up to five years from the date of acquisition.

DERIVATIVE FINANCIAL INSTRUMENTS SYSCO manages its debt portfolio by targeting an overall desired position of fixed and floating rates and may employ interest rate swaps from time to time to achieve this goal. The company does not use derivative financial instruments for trading or speculative purposes.

In March 2002, SYSCO entered into an interest rate swap with $200,000,000 aggregate notional amount as a fair value hedge against 4.75% notes due July 2005. The swap effectively converted the fixed interest rate on the notes into a floating rate of six-month LIBOR in arrears less 84.5 basis points, which was designated as the respective benchmark interest rate on each of the interest payment dates until maturity of the respective notes. In June 2003, SYSCO terminated this agreement and received approximately $15,359,000, which represented the fair value of the swap agreement at the time of termination.

In October 2003, SYSCO entered into $500,000,000 aggregate notional amount of interest rate swaps as a fair value hedge against the 7.00% Senior Notes due May 2006, 7.25% Senior Notes due April 2007 and 6.10% Senior Notes due June 2012. The swaps effectively converted the fixed interest rate on each of the three series of notes into a floating rate of six-month LIBOR averaged over a six month period plus 461, 430 and 171 basis points, respectively, which were designated as the respective benchmark interest rates on each of the interest payment dates until maturity of the respective notes.

In March 2004, SYSCO terminated the $200,000,000 aggregate notional amount swap which was a fair value hedge against the 6.10% Senior Notes due June 2012 and received approximately $1,305,000 which represented the fair value of the swap agreement at the time of termination.

In April 2004 and May 2004, SYSCO entered into two interest rate swaps each with $100,000,000 aggregate notional amount as fair value hedges against the 4.60% Senior Notes due March 2014. The swaps effectively convert the fixed rate on these notes into floating rates of six-month LIBOR in arrears less 52 and 72 basis points, respectively, which were designated as the respective benchmark interest rates on each of the interest payment dates until maturity of the notes.

The terms of the swap agreements and the hedged items are such that the hedges are considered perfectly effective against changes in the fair value of the debt due to changes in the benchmark interest rates over their terms. As a result, the shortcut method provided by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is applied and there is no need to periodically reassess the effectiveness of the hedges during the terms of the swaps. Interest expense on the debt is adjusted to include payments made or received under the hedge agreements. The fair value of the swaps is carried as an asset or a liability on the Consolidated Balance Sheet and the carrying value of the hedged debt is adjusted accordingly. The fair values of SYSCO's interest rate swaps are the estimated amounts the company would receive or pay to terminate the agreements as of the reporting dates. As of July 3, 2004, the fair value of the outstanding swaps was a loss of $5,430,000, which is reflected in Other Long-term Liabilities on the Consolidated Balance Sheet, and the carrying amount of the related debt has been decreased by the same amount. There were no outstanding swaps as of June 28, 2003.

The amount received upon termination of a swap is reflected as an increase in the carrying value of the related debt to reflect its fair value at termination. This increase in the carrying value of the debt is amortized as a reduction of interest expense over the remaining term of the debt.

NEW ACCOUNTING STANDARDS SYSCO adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," effective at the beginning of fiscal 2004. EITF 00-21 addresses how to account for revenue arrangements with multiple deliverables and provides guidance relating to when such arrangements should be divided into components for revenue recognition purposes. The adoption of this consensus did not have a material impact on SYSCO's consolidated financial statements.

SYSCO adopted the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51," effective at the beginning of fiscal 2004. This interpretation introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. The adoption of this interpretation did not have a material impact on SYSCO's consolidated financial statements.

SYSCO adopted the provisions of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," effective at the beginning of fiscal 2004. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of this statement did not have a material effect on SYSCO's consolidated financial statements.

SYSCO adopted the disclosure provisions of SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," in the third quarter of fiscal 2004. The standard requires that companies provide additional financial statement disclosures for defined benefit plans in annual and interim financial statements, which are found under the discussion of "Employee Benefit Plans."

In March 2004, the FASB issued an Exposure Draft, "Share-Based Payment, an Amendment of Statements No. 123 and 95." The proposed change in accounting would replace existing requirements under SFAS No. 123, "Accounting for Stock-Based Compensation" and APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the proposal, all forms of share-based payments to employees, including employee stock options, would be expensed, recognizing the cost in the income statement. The expense of each award would generally be measured at fair value at the grant date. As proposed, SYSCO would have to adopt the new statement beginning in fiscal 2006. The adoption of this proposed standard is expected to have a material impact on SYSCO's consolidated financial statements, as the company currently accounts for its stock compensation plans using the intrinsic value method provided by APB No. 25 and thus has not recorded any compensation expense with respect to stock option grants to date.

Additional Financial Information

INCOME TAXES The income tax provisions for each fiscal year consist of the following:

	2004 (53 Weeks)	2003	2002
United States federal income taxes	**$473,757,000**	$408,902,000	$372,498,000
State, local and foreign income taxes	**94,173,000**	73,197,000	48,585,000
Total	**$567,930,000**	$482,099,000	$421,083,000

Included in the income taxes charged to earnings are net deferred tax provisions of $608,152,000, $481,330,000, and $263,492,000 in fiscal 2004, 2003 and 2002, respectively. The deferred tax provisions result from the effects of net changes during the year in deferred tax assets and liabilities arising from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In addition to the deferred tax provision, changes in the deferred tax liability balances from June 28, 2003 to July 3, 2004 were also impacted by minimum pension liability adjustments (see "Employee Benefit Plans") and the reclassification of deferred supply chain distributions from current deferred tax liabilities to accrued income taxes based on the timing of when payments related to these items become payable.

United States income taxes have not been provided on undistributed earnings of Canadian subsidiaries. The company intends to permanently reinvest the unremitted earnings of its Canadian subsidiaries in those businesses outside of the United States and, therefore, has not provided for deferred income taxes on such unremitted foreign earnings.

Significant components of SYSCO's deferred tax assets and liabilities are as follows:

	July 3, 2004	June 28, 2003
Net long-term deferred tax liabilities (assets):		
Deferred supply chain distributions	$ 340,737,000	$ 321,388,000
Excess tax depreciation and basis differences of assets	373,369,000	301,515,000
Casualty insurance	(30,479,000)	(27,169,000)
Deferred compensation	(31,343,000)	(27,489,000)
Pension	33,610,000	(86,859,000)
Other	811,000	17,010,000
Total net long-term deferred tax liabilities	686,705,000	498,396,000
Net current deferred tax liabilities (assets):		
Deferred supply chain distributions	473,970,000	409,662,000
Receivables	(23,123,000)	(18,980,000)
Inventory	(23,738,000)	(19,181,000)
Net operating tax loss carryforward	(68,501,000)	(104,342,000)
Other	(4,690,000)	(10,106,000)
Total net current deferred tax liabilities before valuation allowances	353,918,000	257,053,000
Valuation allowances	68,501,000	50,158,000
Total net current deferred tax liabilities	422,419,000	307,211,000
Total net deferred tax liabilities	$1,109,124,000	$ 805,607,000

Deferred supply chain distributions are classified as current or deferred tax liabilities based on when the related income tax payments will become payable. Fiscal 2004 was the first fiscal year that these supply chain distributions were recognized in taxable income since the company began deferring these items for tax purposes as a result of the reorganization of its supply chain in fiscal year 2001. As a result of the impact of these items and other temporary differences, including the utilization of U.S. federal net operating loss carryforwards, excess tax depreciation and pension contributions, taxes paid during fiscal 2004 increased to $344,414,000 as compared to $28,747,000 in fiscal 2003.

In fiscal 2003, the company had a U.S. federal net operating tax loss primarily as a result of the deferral of the supply chain distributions. This net operating loss carryforward was fully utilized in fiscal 2004. In addition, the company had state and Canadian net operating losses at July 3, 2004 and June 28, 2003, respectively. The net operating losses outstanding at July 3, 2004 expire in fiscal years 2005 through 2020. A valuation allowance of $68,501,000 and $50,158,000 was recorded as of July 3, 2004 and June 28, 2003, respectively, as management believes that it is more likely than not that the benefits of these state and Canadian tax loss carryforwards will not be realized through future taxable income.

Reconciliations of the statutory federal income tax rate to the effective income tax rates for each fiscal year are as follows:

	2004	2003	2002
United States statutory federal income tax rate	35.00%	35.00%	35.00%
State and local income taxes, net of federal income tax benefit	3.21	3.07	2.42
Other	0.29	0.18	0.83
	38.50%	38.25%	38.25%

The determination of the company's overall effective tax rate requires the use of estimates. The effective tax rate is a combination of income earned and taxed in the various U.S. federal and state, as well as Canadian federal and provincial jurisdictions. Jurisdictional tax law changes, increases/decreases in permanent differences between book and tax items, tax credits and the company's change in earnings from these taxing jurisdictions all affect the overall effective tax rate.

RESTRICTED CASH SYSCO is required by its insurers to collateralize the self-insured portion of its workers' compensation and liability claims. SYSCO has chosen to satisfy these collateral requirements by depositing funds in insurance trusts. In addition, in certain acquisitions, SYSCO has placed funds into escrow to be disbursed to certain sellers in the event that specified operating results are attained or contingencies resolved.

A summary of restricted cash balances appears below:

	July 3, 2004	June 28, 2003
Funds deposited in insurance trusts	**$147,329,000**	$57,000,000
Escrow funds related to acquisitions	**21,997,000**	26,807,000
Total	**$169,326,000**	$83,807,000

The increase in restricted cash from June 28, 2003 to July 3, 2004 was primarily due to the deposit of $90,000,000 in insurance trusts due to a change in underwriting requirements adopted by an insurer regarding the percentage of overall risks required to be collateralized and to meet the collateral requirements of a new insurer. Escrowed funds related to certain acquisitions in the amount of $4,810,000 were released to sellers during fiscal 2004.

SHAREHOLDERS' EQUITY On November 7, 2003, SYSCO's shareholders approved an amendment to SYSCO's restated Certificate of Incorporation to increase the number of shares of common stock that SYSCO will have the authority to issue to two billion shares, an increase from the previous authorization of one billion shares.

Basic earnings per share have been computed by dividing net earnings by the weighted average number of shares of common stock outstanding for each respective year. Diluted earnings per share have been computed by dividing net earnings by the weighted average number of shares of common stock outstanding during those respective years adjusted for the dilutive effect of stock options outstanding using the treasury stock method.

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for the periods presented follows:

	2004 (53 Weeks)	2003	2002
Numerator:			
Income available to common shareholders	**$907,214,000**	$778,288,000	$679,787,000
Denominator:			
Weighted-average basic shares outstanding	**642,688,614**	650,600,652	661,808,432
Dilutive effect of employee and director stock options	**19,230,620**	10,934,730	11,637,351
Weighted-average diluted shares outstanding	**661,919,234**	661,535,382	673,445,783
Basic earnings per share	**$ 1.41**	$ 1.20	$ 1.03
Diluted earnings per share	**1.37**	1.18	1.01

The number of options which were not included in the diluted earnings per share calculation because the effect would have been anti-dilutive was approximately zero, 13,620,000 and 365,000 for fiscal 2004, 2003 and 2002, respectively.

Dividends declared were $321,353,000, $273,852,000 and $225,530,000 in fiscal 2004, 2003 and 2002, respectively. Included in dividends declared for each year were dividends declared but not yet paid at year end of approximately $83,000,000, $71,000,000 and $59,000,000, in fiscal 2004, 2003 and 2002, respectively.

In May 1986, the Board of Directors adopted a Warrant Dividend Plan designed to protect against those unsolicited attempts to acquire control of SYSCO that the Board believes are not in the best interests of the shareholders. In May 1996, the Board of Directors adopted an Amended and Restated Rights Agreement (the Plan) to replace the Warrant Dividend Plan and, among other things, extend the expiration of the Plan through May 2006. The Board adopted further amendments in May 1999. The Plan provides for an initial dividend distribution (which took place in 1996) and subsequent issuances of Preferred Stock Purchase Rights (Rights) concurrently with future common share issuances such that, prior to any adjustments, each outstanding share of SYSCO common stock would be associated with one Right. After adjustments for common stock splits, there is now one quarter of a Right associated with each common share.

The Rights will not be exercisable until a public announcement is made that a party has acquired 10% or more of SYSCO's common stock or a party makes a tender offer for 10% or more of its common stock, without Board approval (each a Trigger Event). Currently, following occurrence of a Trigger Event, each whole Right would, upon exercise, entitle its holder to purchase one two-thousandth of a share of Series A Junior Participating Preferred Stock (Preferred) at an exercise price of $175. The terms are subject to adjustment upon certain future events. In addition to the foregoing, subject to limited exceptions, if a public announcement is made that a party has acquired 10% or more of SYSCO's common stock, a Rightholder may, for a limited time, purchase $350 worth of Preferred for a purchase price of $175. In the event of a merger or other business combination transaction not approved by the Board, each Right effectively entitles the holder to purchase $350 worth of stock of the surviving company for a purchase price of $175.

The Rights may be redeemed by SYSCO at a price of $0.01 per Right at any time before a party acquires 10% of SYSCO's common stock. Unless sooner redeemed or exercised, the Rights will expire at close of business May 31, 2006. As a result of the Rights distribution, 450,000 of the 1,500,000 authorized preferred shares have been reserved for issuance as Series A Junior Participating Preferred Stock.

OTHER COMPREHENSIVE INCOME Comprehensive income is net earnings plus certain other items that are recorded directly to shareholders' equity.

The following table provides a summary of the changes in accumulated other comprehensive income (loss) for the years presented:

	Minimum Pension Liability	Foreign Currency Translation	Total
Balance at June 30, 2001	$ (5,624,000)	$ —	$ (5,624,000)
Minimum pension liability adjustment, net of tax of ($37,049,000)	(59,811,000)	—	(59,811,000)
Balance at June 29, 2002	(65,435,000)	—	(65,435,000)
Minimum pension liability adjustment, net of tax of ($74,136,000)	(119,683,000)	—	(119,683,000)
Foreign currency translation adjustment	—	32,737,000	32,737,000
Balance at June 28, 2003	(185,118,000)	32,737,000	(152,381,000)
Minimum pension liability adjustment, net of tax of $101,689,000	**164,385,000**	**—**	**164,385,000**
Foreign currency translation adjustment	**—**	**5,636,000**	**5,636,000**
Balance at July 3, 2004	**$ (20,733,000)**	**$38,373,000**	**$ 17,640,000**

The following table provides a summary of the components of other comprehensive income for the years presented:

	2004 (53 Weeks)	2003	2002
Net earnings	**$ 907,214,000**	$ 778,288,000	$679,787,000
Minimum pension liability adjustment	**164,385,000**	(119,683,000)	(59,811,000)
Foreign currency translation adjustment	**5,636,000**	32,737,000	—
Other comprehensive income	**$1,077,235,000**	$ 691,342,000	$619,976,000

DEBT SYSCO has uncommitted bank lines of credit, which provided for unsecured borrowings for working capital of up to $95,000,000. There were no borrowings outstanding under these lines of credit as of July 3, 2004 or June 28, 2003.

SYSCO's debt consists of the following:

	July 3, 2004	June 28, 2003
Commercial paper, interest averaging 2.1% as of July 3, 2004 and 2.7% as of June 28, 2003	**$ 73,834,000**	$ 151,748,000
Senior notes, interest at 6.5%, maturing in fiscal 2005	**149,915,000**	149,823,000
Senior notes, interest at 7.0%, maturing in fiscal 2006	**197,151,000**	200,000,000
Senior notes, interest at 4.75%, maturing in fiscal 2006	**207,739,000**	215,068,000
Senior notes, interest at 7.25%, maturing in fiscal 2007	**97,776,000**	99,851,000
Senior notes, interest at 6.1%, maturing in fiscal 2012	**200,749,000**	199,431,000
Senior notes, interest at 4.6%, maturing in fiscal 2014	**199,423,000**	—
Debentures, interest at 7.16%, maturing in fiscal 2027	**50,000,000**	50,000,000
Debentures, interest at 6.5%, maturing in fiscal 2029	**224,427,000**	224,404,000
Industrial Revenue Bonds, mortgages and other debt, interest averaging 5.5% as of July 3, 2004 and 6.0% as of June 28, 2003, maturing at various dates to fiscal 2026	**67,146,000**	81,911,000
Total debt	**1,468,160,000**	1,372,236,000
Less current maturities and short-term debt	**(236,667,000)**	(122,769,000)
Net long-term debt	**$1,231,493,000**	$1,249,467,000

The principal payments required to be made on debt during the next five years are shown below:

Fiscal Year	Amount
2005	$236,667,000
2006	414,409,000
2007	103,265,000
2008	3,542,000
2009	1,792,000

SYSCO has a revolving loan agreement in the amount of $450,000,000, maturing in fiscal 2008, which supports the company's United States commercial paper program. It is the company's intent to continue to refinance this facility on a long-term basis. As a result, the commercial paper borrowings supported by this agreement have been classified as long-term debt. The United States commercial paper borrowings outstanding at July 3, 2004 and June 28, 2003 were zero and $49,926,000, respectively.

SYSCO also has a revolving loan agreement in the amount of $100,000,000 in Canadian dollars (CAD), maturing in fiscal 2005, which supports the company's Canadian commercial paper program. The Canadian commercial paper borrowings outstanding at July 3, 2004 and June 28, 2003 were CAD $97,768,000 ($73,834,000 in U.S. dollars) and CAD $137,078,000 ($101,822,000 in U.S. dollars), respectively.

In June 1995, SYSCO issued 6.5% senior notes totaling $150,000,000 due June 12, 2005, under a $500,000,000 shelf registration filed with the Securities and Exchange Commission. These notes, which were priced at 99.4% of par, are unsecured, not redeemable prior to maturity and are not subject to any sinking fund requirement. In May 1996, SYSCO issued 7.0% senior notes totaling $200,000,000 due May 1, 2006, under this shelf registration. These notes, which were priced at par, are unsecured, not redeemable prior to maturity and are not subject to any sinking fund requirement. In April 1997, in two separate offerings, SYSCO drew down the remaining $150,000,000 of the $500,000,000 shelf registration. SYSCO issued 7.16% debentures totaling $50,000,000 due April 15, 2027. These debentures were priced at par, are unsecured, are not subject to any sinking fund requirement and are redeemable at the option of the holder on April 15, 2007, but otherwise are not redeemable prior to maturity. SYSCO also issued 7.25% senior notes totaling $100,000,000 due April 15, 2007. These notes were priced at 99.611% of par and are unsecured, not redeemable prior to maturity and not subject to any sinking fund requirement.

In June 1998, SYSCO filed with the Securities and Exchange Commission another $500,000,000 shelf registration of debt securities. In July 1998, SYSCO issued 6.5% debentures totaling $225,000,000 under the shelf registration, due on August 1, 2028. These debentures were priced at 99.685% of par, are unsecured, are not subject to any sinking fund requirement and include a redemption provision which allows SYSCO to retire the debentures at any time prior to maturity at the greater of par plus accrued interest or an amount designed to ensure that the debenture holders are not penalized by the early redemption. Proceeds from the debentures were used to retire commercial paper borrowings.

In April 2002, SYSCO issued 4.75% notes totaling $200,000,000 under the 1998 shelf registration, due on July 30, 2005. These notes, which were priced at 99.8% of par, are unsecured, are not subject to any sinking fund requirement and include a redemption provision which allows SYSCO to retire the notes at any time prior to maturity at the greater of par plus accrued interest or an amount designed to ensure that the note holders are not penalized by the early redemption. Proceeds from the notes were utilized to retire commercial paper borrowings.

In May 2002, SYSCO International, Co., a wholly-owned subsidiary of SYSCO, issued 6.10% notes totaling $200,000,000 due June 1, 2012 in a private offering. These notes, which were priced at 99.7% of par, were fully and unconditionally guaranteed by Sysco Corporation, were not subject to any sinking fund requirement, included registration rights for the note holders, and included a redemption provision which allowed SYSCO International, Co. to retire the notes at any time prior to maturity at the greater of par plus accrued interest or an amount designed to ensure that the note holders were not penalized by the early redemption. In December 2002, SYSCO International, Co. completed a registered exchange offer for these notes. In the exchange offer, all of the outstanding $200,000,000 notes were exchanged for new notes which are identical in all respects to the outstanding notes except that the new notes are registered under the Securities Act of 1933. The new notes are fully and unconditionally guaranteed by Sysco Corporation. The proceeds from these notes were utilized to repay commercial paper issued by SYSCO International, Co. to fund the acquisition of a Canadian broadline foodservice business.

In March 2004, SYSCO issued 4.60% notes totaling $200,000,000 due March 15, 2014 in a private offering. These notes, which were priced at 99.943% of par, are unsecured, are not subject to any sinking fund requirement and include a redemption provision which allows SYSCO to retire the notes at any time prior to maturity at the greater of par plus accrued interest or an amount designed to ensure that the note holders are not penalized by the early redemption. Proceeds from the notes were utilized to retire commercial paper borrowings.

SYSCO's Industrial Revenue Bonds have varying structures. Final maturities range from one to 22 years and certain of the bonds provide SYSCO the right to redeem (or call) the bonds at various dates. These call provisions generally provide the bondholder a premium in the early call years, declining to par value as the bonds approach maturity.

Total debt at July 3, 2004 was $1,468,160,000, of which approximately 60% was at fixed rates averaging 5.2% with an average life of 8 years, and the remainder was at floating rates averaging 4.0%, as adjusted for the effect of the interest rate swaps outstanding at July 3, 2004. Certain loan agreements contain typical debt covenants to protect noteholders, including provisions to maintain the company's long-term debt to total capital ratio below a specified level. SYSCO was in compliance with all debt covenants at July 3, 2004.

The fair value of SYSCO's total long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the company for debt of the same remaining maturities. The fair value of total long-term debt approximated $1,459,969,000 at July 3, 2004 and $1,408,631,000 at June 28, 2003, respectively.

As part of normal business activities, SYSCO issues letters of credit through major banking institutions as required by certain vendor and insurance agreements. As of July 3, 2004 and June 28, 2003, letters of credit outstanding were $11,001,000 and $14,610,000, respectively.

LEASES Although SYSCO normally purchases assets, it has obligations under capital and operating leases for certain distribution facilities, vehicles and computers. Total rental expense under operating leases was $86,842,000, $83,597,000, and $64,130,000 in fiscal 2004, 2003 and 2002, respectively. Contingent rentals, subleases and assets and obligations under capital leases are not significant.

Aggregate minimum lease payments under existing non-capitalized long-term leases are as follows:

Fiscal Year	Amount
2005	$56,750,000
2006	47,125,000
2007	33,809,000
2008	25,518,000
2009	18,336,000
Later years	75,545,000

STOCK-BASED COMPENSATION PLANS

Employee Incentive Stock Option Plan

The Employee Incentive Stock Option Plan adopted in fiscal 1982 provided for the issuance of options to purchase SYSCO common stock to officers and key personnel of the company and its subsidiaries at the market price at the date of grant, as adjusted for stock splits. No further grants will be made under this plan which expired in November 1991 and was replaced by the 1991 Stock Option Plan.

The following summary presents information with regard to options under this plan:

	Options Exercisable		Options Outstanding	
	Maximum Shares Exercisable	Weighted Average Exercise Price Per Share	Shares Under Option	Weighted Average Exercise Price Per Share
Balance at June 30, 2001	108,378	$ 5.56	108,378	$ 5.56
Exercised			(108,378)	5.56
Balance at June 29, 2002			—	

All activity under this plan concluded in fiscal 2002.

1991 Stock Option Plan

The 1991 Stock Option Plan (1991 Plan) was adopted in fiscal 1992 and originally reserved 12,000,000 shares of SYSCO common stock for options to directors, officers and key personnel of the company and its subsidiaries at the market price at the date of grant. The 1991 Plan provided for the issuance of options qualified as incentive stock options under the Internal Revenue Code of 1986, options which are not so qualified and stock appreciation rights. Vesting requirements for awards under this plan vary by individual grant and include a combination of both time-based and performance-based vesting. The contractual life of all options granted under this plan is 10 years. During fiscal 1996, the shareholders approved an amendment to the 1991 Plan for an additional 32,000,000 shares to be made available for future grants of options. No stock appreciation rights were issued under this plan. No further grants will be made under this plan, which expired in November 2000 and was replaced by the 2000 Stock Incentive Plan.

The following summary presents information with regard to options under the 1991 Plan:

	Options Exercisable		Options Outstanding	
	Maximum Shares Exercisable	Weighted Average Exercise Price Per Share	Shares Under Option	Weighted Average Exercise Price Per Share
Balance at June 30, 2001	9,095,187	$ 9.02	20,795,101	$13.43
Cancelled			(307,362)	17.28
Exercised			(2,548,393)	10.52
Balance at June 29, 2002	11,251,541	11.38	17,939,346	13.78
Cancelled			(224,261)	16.33
Exercised			(2,686,279)	11.76
Balance at June 28, 2003	11,514,379	13.01	15,028,806	14.12
Cancelled			(120,053)	15.25
Exercised			(3,334,121)	12.13
Balance at July 3, 2004	10,020,584	$14.50	11,574,632	$14.68

The following table summarizes information about options outstanding under the 1991 Plan as of July 3, 2004:

	Options Exercisable		Options Outstanding		
Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price Per Share
$6.38 to $8.75	3,174,767	$ 8.01	3,631,126	2.22	$ 8.01
$10.94 to $16.28	3,517,841	14.35	3,881,472	4.83	14.47
$17.25 to $20.97	3,327,976	20.86	4,062,034	6.16	20.84
Balance at July 3, 2004	10,020,584	$14.50	11,574,632	4.48	$14.68

2000 Stock Incentive Plan

The 2000 Stock Incentive Plan (2000 Plan) was adopted in fiscal 2001 and provides for option grants and other stock-based awards to directors, officers and other employees of the company and its subsidiaries at the market price at the date of grant. The 2000 Plan reserves 40,000,000 shares of SYSCO common stock, plus any shares of common stock which were available for grants under the 1991 Plan but which were not utilized prior to its expiration (approximately 8,504,000 shares) and any shares issued under the 1991 Plan that are forfeited, expire or are cancelled (approximately 4,565,000 shares as of July 3, 2004) and up to 10,000,000 shares of common stock which have been reacquired by the company in the open market or in private transactions after November 3, 2000. The 2000 Plan provides for the issuance of options qualified as incentive stock options under the Internal Revenue Code of 1986, options which are not so qualified, stock appreciation rights and other stock-based awards. Vesting requirements for awards under this plan vary by individual grant and include a combination of both time-based and performance-based vesting. The contractual life of all options granted under this plan through July 3, 2004 is 10 years. To date, the company has issued stock options but no stock appreciation rights under the 2000 Plan. As of July 3, 2004, there were 9,388,820 remaining shares authorized and available for grant. In September 2004, approximately 8,632,750 options were granted to employees.

The following summary presents information with regard to options under the 2000 Plan:

	Options Exercisable		Options Outstanding	
	Maximum Shares Exercisable	Weighted Average Exercise Price Per Share	Shares Under Option	Weighted Average Exercise Price Per Share
Balance at June 30, 2001	—	$26.16	150,000	$26.16
Granted			30,514,910	27.81
Cancelled			(445,805)	27.79
Balance at June 29, 2002	2,422,383	27.77	30,219,105	27.80
Granted			13,650,211	30.57
Cancelled			(1,332,640)	28.48
Exercised			(292,313)	27.79
Balance at June 28, 2003	5,391,843	27.78	42,244,363	28.67
Granted			**13,344,746**	**31.77**
Cancelled			**(1,097,937)**	**29.45**
Exercised			**(2,223,216)**	**28.15**
Balance at July 3, 2004	**21,420,393**	**$28.89**	**52,267,956**	**$29.47**

The following table summarizes information about options outstanding under the 2000 Plan as of July 3, 2004:

	Options Exercisable		Options Outstanding		
Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price Per Share
$26.16 to $29.82	**14,000,452**	**$27.78**	**26,495,252**	**7.20**	**$27.80**
$30.57 to $34.73	**7,419,941**	**30.98**	**25,772,704**	**8.70**	**31.18**
Balance at July 3, 2004	**21,420,393**	**$28.89**	**52,267,956**	**7.94**	**$29.47**

The total number of options granted under the 2000 Plan was 13,344,746, 13,650,211 and 30,514,910 in fiscal years 2004, 2003 and 2002, respectively. During fiscal 2004, 2,482,000 options were granted to approximately 2,400 non-executive employees based on tenure, 821,000 options were granted to 17 executive officers and 10,041,746 options were granted to approximately 2,000 other key employees. During fiscal 2003, 2,311,000 options were granted to approximately 2,300 non-executive employees based on tenure, 942,000 options were granted to 17 executive officers and 10,397,211 options were granted to approximately 2,000 other key employees. During fiscal 2002, 16,265,000 options were granted to approximately 8,800 non-executive employees based on tenure, 1,239,000 options were granted to 17 executive officers and 13,010,910 were granted to approximately 2,300 other key employees. The number of options granted in fiscal 2002 was significantly higher than the number of options granted in fiscal 2003 and fiscal 2004. Part of this increase was due to a new program instituted in fiscal 2002 that provides for stock options to be granted to all non-executive employees who meet certain tenure requirements.

1993 and 1996 Guest Supply Stock Incentive Plans

Prior to March 2001, Guest Supply, Inc. maintained the 1993 Stock Option Plan and the 1996 Long-Term Incentive Plan (Guest Supply Plans). In connection with SYSCO's acquisition of Guest Supply in March 2001, all outstanding options exercisable to purchase Guest Supply common stock were converted into options to purchase shares of SYSCO common stock. The number of shares underlying such options, as well as the exercise price, were adjusted pursuant to the terms of the Merger Agreement and Plan of Reorganization dated January 22, 2001. These options are fully vested and expire 10 years from the original grant date. No new options will be issued under any of the Guest Supply Plans.

The following summary presents information with regard to options under the Guest Supply Plans:

	Options Exercisable		Options Outstanding	
	Maximum Shares Exercisable	Weighted Average Exercise Price Per Share	Shares Under Option	Weighted Average Exercise Price Per Share
Balance at June 30, 2001	562,356	$11.00	562,356	$11.00
Exercised			(95,637)	11.89
Balance at June 29, 2002	466,719	10.82	466,719	10.82
Exercised			(134,251)	7.11
Balance at June 28, 2003	332,468	12.31	332,468	12.31
Exercised			**(102,780)**	**10.35**
Balance at July 3, 2004	**229,688**	**$13.19**	**229,688**	**$13.19**

The following table summarizes information about options outstanding under the Guest Supply Plans as of July 3, 2004:

	Options Exercisable		Options Outstanding		
Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price Per Share
$10.00 to $14.84	**139,898**	**$10.91**	**139,898**	**4.20**	**$10.91**
$15.95 to $18.43	**89,790**	**16.75**	**89,790**	**3.55**	**16.75**
Balance at July 3, 2004	**229,688**	**$13.19**	**229,688**	**3.95**	**$13.19**

Non-Employee Directors Stock Option Plan and Non-Employee Directors Stock Plan

The Non-Employee Directors Stock Option Plan adopted in fiscal 1996 permitted the issuance of up to 800,000 shares of common stock to non-employee directors. No further grants will be made under this plan, which was replaced by the Non-Employee Directors Stock Plan.

The Non-Employee Directors Stock Plan adopted in fiscal 1999 permits the issuance of up to 800,000 shares of common stock to non-employee directors. Under this plan, non-employee directors may receive an annual grant of options to purchase shares of common stock if certain earnings goals are met. Vesting requirements for awards under these plans vary by individual grant and include a combination of both time-based and performance-based vesting. The contractual life of all options granted under these plans through July 3, 2004 is 10 years.

As of July 3, 2004, options for a total of 744,000 shares have been granted under these plans, of which 166,664 have been exercised, 32,000 have been cancelled and 418,936 are available for exercise. As of July 3, 2004, there were 231,734 remaining shares authorized and available for grant under the Non-Employee Directors Stock Plan. In September 2004, 72,000 options were granted to non-employee directors.

The following table summarizes information about options outstanding under both of the Non-Employee Director Plans as of July 3, 2004:

	Options Exercisable		Options Outstanding		
Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price Per Share
$6.38 to $8.53	**108,000**	**$ 7.70**	**108,000**	**1.58**	**$ 7.70**
$10.00 to $13.75	**104,000**	**12.02**	**104,000**	**3.89**	**12.02**
$19.56 to $25.56	**163,736**	**23.24**	**189,336**	**6.38**	**23.45**
$30.45 to $33.94	**43,200**	**31.22**	**144,000**	**8.71**	**31.54**
Balance at July 3, 2004	**418,936**	**$17.27**	**545,336**	**5.57**	**$20.29**

In addition to the options summarized in the tables above, one-time retainer awards of restricted stock were granted to new

In addition to the options summarized in the tables above, one-time retainer awards of restricted stock were granted to new non-employee directors in the amount of 4,000 shares with a fair value at date of grant of $34.12 per share in fiscal 2004, 4,000 shares with a fair value at date of grant of $31.47 per share in fiscal 2003 and 4,000 shares with a fair value at date of grant of $24.82 per share in fiscal 2002.

Non-employee directors may also elect to receive up to 50% of their annual directors' fees in SYSCO common stock. As a result of such elections, a total of 11,640, 12,496 and 13,950 shares with a weighted-average grant date fair value of $30.82, $28.73 and $26.55 per share were issued in fiscal 2004, 2003 and 2002, respectively.

In total, 128,266 shares of restricted stock have been issued to non-employee directors under the Non-Employee Directors Stock Plan.

Employees' Stock Purchase Plan

SYSCO has an Employees' Stock Purchase Plan which permits employees (other than directors) to invest by means of periodic payroll deductions in SYSCO common stock at 85% of the closing price on the last business day of each calendar quarter. During fiscal 2004, 1,620,535 shares of SYSCO common stock were purchased by the participants as compared to 1,886,090 shares purchased in fiscal 2003 and 1,784,529 shares purchased in fiscal 2002. The total number of shares which may be sold pursuant to the plan may not exceed 68,000,000 shares, of which 8,447,356 remained available at July 3, 2004. In July 2004, 417,059 shares were purchased by participants.

Management Incentive Compensation

SYSCO has a Management Incentive Plan that compensates key management personnel for specific performance achievements. The bonuses earned and expensed under this plan were $77,494,000 in fiscal 2004, $62,486,000 in fiscal 2003 and $51,981,000 in fiscal 2002 and were paid in the following fiscal year in both cash and stock at the election of each participant. A total of 940,843 shares, 861,156 shares and 851,087 shares at a fair value of $29.55, $27.22 and $27.15 per share were issued pursuant to this plan in fiscal 2004, 2003 and 2002, respectively, for bonuses earned in the preceding fiscal years. As of July 3, 2004, there were 5,347,274 remaining shares that may be issued under the Management Incentive Plan. In August 2004, 1,001,624 shares were issued in payment for the bonuses earned in fiscal 2004 elected to be received in stock. Participants in the Management Incentive Plan also have the option to defer portions of their salary and bonuses pursuant to the Executive Deferred Compensation Plan.

EMPLOYEE BENEFIT PLANS SYSCO has defined benefit and defined contribution retirement plans for its employees. Also, the company contributes to various multi-employer plans under collective bargaining agreements and provides certain health care benefits to eligible retirees and their dependents.

SYSCO maintains a qualified retirement plan (Retirement Plan) that pays benefits to employees at retirement, using formulas based on a participant's years of service and compensation.

The defined contribution 401(k) plan provides that under certain circumstances the company may make matching contributions of up to 50% of the first 6% of a participant's compensation. SYSCO's contributions to this plan were $27,390,000 in 2004, $24,102,000 in 2003, and $23,421,000 in 2002.

In addition to receiving benefits upon retirement under the company's defined benefit plan, participants in the Management Incentive Plan (see "*Management Incentive Compensation*" under "Stock Based Compensation Plans") will receive benefits under a Supplemental Executive Retirement Plan (SERP). This plan is a nonqualified, unfunded supplementary retirement plan. In order to meet its obligations under the SERP, SYSCO maintains life insurance policies on the lives of the participants with carrying values of $87,104,000 at July 3, 2004 and $74,730,000 at June 28, 2003. These policies are not included as plan assets or in the funded status amounts in the table below. SYSCO is the sole owner and beneficiary of such policies. Projected benefit obligations and accumulated benefit obligations for the SERP were $269,815,000 and $153,652,000, respectively, as of July 3, 2004 and $209,416,000 and $128,071,000, respectively, as of June 28, 2003.

The company made cash contributions to its pension plans of $165,512,000 and $164,565,000 in fiscal years 2004 and 2003, respectively, including $160,000,000 in voluntary contributions to the Retirement Plan in both fiscal 2004 and 2003. In fiscal 2005, as in previous years, contributions to the Retirement Plan will not be required to meet ERISA minimum funding requirements, yet the company anticipates it will make voluntary contributions of approximately $80,000,000. The company's contributions to the SERP and other post-retirement plans are made in the amounts needed to fund current year benefit payments. The estimated fiscal 2005 contributions to fund benefit payments for the SERP and other post-retirement plans are $6,294,000 and $362,000, respectively.

Estimated future benefit payments are as follows:

	Pension Benefits	Other Postretirement Plans
2005	$ 22,336,000	$ 362,000
2006	23,254,000	401,000
2007	26,398,000	470,000
2008	30,767,000	535,000
2009	35,743,000	607,000
Subsequent five years	295,280,000	4,057,000

The funded status of the defined benefit plans is as follows (including the SERP benefit obligations but excluding from plan assets the cash surrender values of life insurance policies):

	Pension Benefits		Other Postretirement Plans	
	July 3, 2004	June 28, 2003	July 3, 2004	June 28, 2003
Change in benefit obligation:				
Benefit obligation at beginning of year	**$1,028,352,000**	$ 708,829,000	**$ 6,836,000**	$ 5,270,000
Service cost	**74,934,000**	51,806,000	**422,000**	318,000
Interest cost	**61,162,000**	50,809,000	**402,000**	372,000
Amendments	**2,155,000**	4,246,000	—	—
Actuarial loss	**48,316,000**	229,408,000	**516,000**	1,007,000
Actual expenses	**(4,456,000)**	(3,443,000)	—	—
Settlements	—	2,401,000	—	—
Total disbursements	**(18,106,000)**	(15,704,000)	**(180,000)**	(131,000)
Benefit obligation at end of year	**1,192,357,000**	1,028,352,000	**7,996,000**	6,836,000
Change in plan assets:				
Fair value of plan assets at beginning of year	**605,202,000**	456,231,000	—	—
Actual return on plan assets	**111,127,000**	3,553,000	—	—
Employer contribution	**165,512,000**	164,565,000	**180,000**	131,000
Actual expenses	**(4,456,000)**	(3,443,000)	—	—
Total disbursements	**(18,106,000)**	(15,704,000)	**(180,000)**	(131,000)
Fair value of plan assets at end of year	**859,279,000**	605,202,000	—	—
Funded status	**(333,078,000)**	(423,150,000)	**(7,996,000)**	(6,836,000)
Unrecognized net actuarial loss (gain)	**454,468,000**	493,829,000	**(708,000)**	(1,263,000)
Unrecognized net obligation due to initial application of SFAS No. 87/106	—	279,000	**1,381,000**	1,534,000
Unrecognized prior service cost	**21,230,000**	20,382,000	**1,196,000**	1,397,000
Net amount recognized	**$ 142,620,000**	$ 91,340,000	**$(6,127,000)**	$(5,168,000)

Additional information related to SYSCO's defined benefit plans is as follows:

	July 3, 2004	June 28, 2003
Net amount recognized consists of:		
Prepaid pension cost	$ 243,996,000	$ —
Accrued benefit liability	(153,652,000)	(229,109,000)
Intangible asset	18,563,000	20,661,000
Accumulated other comprehensive loss	33,713,000	299,788,000
Net amount recognized	$ 142,620,000	$ 91,340,000
Plans with accumulated benefit obligation in excess of fair value of plan assets:		
Projected benefit obligation	$ 269,815,000	$1,028,352,000
Accumulated benefit obligation	153,652,000	834,310,000
Fair value of plan assets at end of year	—	605,202,000
Additional information:		
Accumulated benefit obligation	$ 954,875,000	$ 834,310,000
(Decrease) increase in minimum liability included in other comprehensive income	(266,075,000)	193,819,000

Minimum pension liability adjustments result when the accumulated benefit obligation exceeds the fair value of plan assets and are recorded so that the recorded pension liability is at a minimum equal to the accumulated benefit obligation. Minimum pension liability adjustments are non-cash adjustments that are reflected as an increase (or decrease) in the pension liability and an offsetting charge to shareholders' equity, net of tax, through comprehensive income (or loss) rather than net income.

Amounts reflected in accumulated other comprehensive income (loss) related to minimum pension liability, net of tax, were ($20,733,000) as of July 3, 2004, and ($185,118,000) as of June 28, 2003.

As a result of changes in assumptions together with the normal growth of the plan, the impact of losses from prior periods and the amount and timing of contributions, net pension costs increased $39,944,000 in fiscal 2004 and is expected to decrease in fiscal 2005 by approximately $7,374,000. The components of net pension costs for each fiscal year are as follows:

	Pension Benefits		
	2004 (53 Weeks)	2003	2002
Service cost	$ 74,934,000	$ 51,806,000	$ 46,085,000
Interest cost	61,162,000	50,809,000	42,679,000
Expected return on plan assets	(61,148,000)	(46,462,000)	(43,053,000)
Amortization of prior service cost	1,308,000	3,346,000	1,814,000
Recognized net actuarial loss	37,697,000	15,341,000	4,658,000
Amortization of net transition obligation	279,000	(552,000)	(847,000)
Net pension costs	$114,232,000	$ 74,288,000	$ 51,336,000

The components of other postretirement benefit costs for each fiscal year are as follows:

	Other Postretirement Plans		
	2004 (53 Weeks)	2003	2002
Service cost	$ 422,000	$318,000	$263,000
Interest cost	402,000	372,000	321,000
Expected return on plan assets	—	—	—
Amortization of prior service cost	202,000	202,000	202,000
Recognized net actuarial gain	(40,000)	(123,000)	(141,000)
Amortization of net transition obligation	153,000	153,000	153,000
Net other postretirement benefit costs	$1,139,000	$922,000	$798,000

Multi-employer pension costs were $29,479,000, $27,808,000, and $27,511,000 in fiscal 2004, 2003 and 2002, respectively.

Weighted-average assumptions used to determine benefit obligations at year-end were:

	Pension Benefits		Other Postretirement Plans	
	July 3, 2004	June 28, 2003	July 3, 2004	June 28, 2003
Discount rate	6.25%	6.00%	6.25%	6.00%
Rate of compensation increase – Retirement Plan	5.89	5.89	—	—

For determining the benefit obligations at year-end, the SERP calculations assume annual salary increases of 10% through fiscal 2007 and 7% thereafter as of July 3, 2004 and annual salary increases of 8% through fiscal 2005 and 7% thereafter as of June 28, 2003.

Weighted-average assumptions used to determine net pension costs and other postretirement benefit costs for each fiscal year were:

	Pension Benefits			Other Postretirement Plans		
	2004	2003	2002	2004	2003	2002
Discount rate	6.00%	7.25%	7.50%	6.00%	7.25%	7.50%
Expected rate of return	9.00	9.50	10.50	—	—	—
Rate of compensation increase – Retirement Plan	5.89	5.89	5.89	—	—	—

For determining net pension costs for each fiscal year, the SERP calculations assume annual salary increases of 8% through fiscal 2005 and 7% thereafter for fiscal 2004, 2003 and 2002.

The measurement date for the pension and other postretirement benefit plans is June 30.

A healthcare cost trend rate is not used in the calculations because SYSCO subsidizes the cost of postretirement medical coverage by a fixed dollar amount with the retiree responsible for the cost of coverage in excess of the subsidy, including all future cost increases.

For guidance in determining the discount rate, SYSCO refers to rates of return on high-quality fixed-income investments, including, among other items, Moody's long-term AA corporate bond yields. The discount rate utilized by SYSCO was 6.25% and 6.00% as of July 3, 2004 and June 28, 2003, respectively. The discount rate assumption is reviewed annually and revised as deemed appropriate.

The expected long-term rate of return on plan assets is derived from a mathematical asset model that incorporates assumptions as to the various asset class returns, reflecting a combination of rigorous historical performance analysis and the forward-looking views of the financial markets regarding the yield on long-term bonds and the historical returns of the major stock markets. The rate of return assumption is reviewed annually and revised as deemed appropriate.

SYSCO's investment objectives target a mix of investments that can potentially achieve an above-average rate of return. SYSCO has determined that this strategy is appropriate due to the relatively low ratio of retirees as a percentage of participants, low average years of participant service and low average age of participants and is willing to accept the above-average level of short-term risk and variability in returns to attempt to achieve a higher level of long-term returns. As a result, the company's strategy targets a mix of investments which include 70% stocks (including a mix of large capitalization U.S. stocks, small to mid-capitalization U.S. stocks and international stocks) and 30% fixed income investments and cash equivalents.

The percentage of the fair value of plan assets by asset category is as follows:

	July 3, 2004	June 28, 2003
Equity securities	**70.5%**	70.3%
Debt securities	**29.5**	29.7
Total	**100.0%**	100.0%

CONTINGENCIES SYSCO is engaged in various legal proceedings which have arisen but have not been fully adjudicated. These proceedings, in the opinion of management, will not have a material adverse effect upon the consolidated financial position or results of operations of the company when ultimately concluded.

SUPPLEMENTAL GUARANTOR INFORMATION SYSCO International, Co. is an unlimited liability company organized under the laws of the Province of Nova Scotia, Canada and is a wholly-owned subsidiary of SYSCO. In May 2002, SYSCO International, Co. issued, in a private offering, $200,000,000 of 6.10% notes due in 2012 (See "Debt"). In December 2002, these notes were exchanged for substantially identical notes in an exchange offer registered under the Securities Act of 1933. These notes are fully and unconditionally guaranteed by SYSCO. SYSCO International, Co. is a holding company with no significant sources of income or assets, other than its equity interests in its subsidiaries and interest income from loans made to its subsidiaries. The proceeds from the issuance of the 6.10% notes were used to repay commercial paper issued to fund the fiscal 2002 acquisition of a Canadian broadline foodservice operation.

The following condensed consolidating financial statements present separately the financial position, results of operations and cash flows of the parent guarantor (SYSCO), the subsidiary issuer (SYSCO International), all other non-guarantor subsidiaries of SYSCO (Other Non-Guarantor Subsidiaries) on a combined basis and eliminating entries. The financial information for SYSCO includes corporate activities as well as certain operating companies which were operated as divisions of SYSCO prior to fiscal 2003. Beginning with the third quarter of fiscal 2003, these divisions have been operated as subsidiaries and their results from that point in time are included in the Other Non-Guarantor Subsidiaries column. The accompanying financial information includes the balances and results of SYSCO International, Co. from the date of its inception in February 2002.

	Condensed Consolidating Balance Sheet July 3, 2004				
(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
Current assets	$ 119,526	$ 34	$3,731,851	$ —	$3,851,411
Investment in subsidiaries	8,678,729	260,501	173,986	(9,113,216)	—
Plant and equipment, net	114,385	—	2,052,424	—	2,166,809
Other assets	594,811	—	1,234,601	—	1,829,412
Total assets	$9,507,451	$260,535	$7,192,862	$(9,113,216)	$7,847,632
Current liabilities	$ 374,144	$ 74,948	$2,677,542	$ —	$3,126,634
Intercompany payables (receivables)	5,298,927	(14,924)	(5,284,003)	—	—
Long-term debt	981,476	199,496	50,521	—	1,231,493
Other liabilities	326,771	—	598,228	—	924,999
Shareholders' equity	2,526,133	1,015	9,150,574	(9,113,216)	2,564,506
Total liabilities and shareholders' equity	$9,507,451	$260,535	$7,192,862	$(9,113,216)	$7,847,632

	Condensed Consolidating Balance Sheet June 28, 2003				
(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
Current assets	$ 203,219	$ 549	$3,425,766	$ —	$3,629,534
Investment in subsidiaries	7,529,006	213,247	217,315	(7,959,568)	—
Plant and equipment, net	84,023	—	1,838,637	—	1,922,660
Other assets	254,047	2,135	1,128,145	—	1,384,327
Total assets	$8,070,295	$215,931	$6,609,863	$(7,959,568)	$6,936,521
Current liabilities	$ 171,437	$ 72,399	$2,457,293	$ —	$2,701,129
Intercompany payables (receivables)	4,508,096	(57,185)	(4,450,911)	—	—
Long-term debt	989,899	199,431	60,137	—	1,249,467
Other liabilities	236,069	—	552,325	—	788,394
Shareholders' equity	2,164,794	1,286	7,991,019	(7,959,568)	2,197,531
Total liabilities and shareholders' equity	$8,070,295	$215,931	$6,609,863	$(7,959,568)	$6,936,521

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Results of Operations Year Ended July 3, 2004 (53 Weeks)				
Sales	$ —	$ —	$29,335,403	$ —	$29,335,403
Cost of sales	—	—	23,661,514	—	23,661,514
Operating expenses	118,937	109	4,022,184	—	4,141,230
Interest expense (income)	255,708	13,923	(199,751)	—	69,880
Other, net	(372)	(1,028)	(10,965)	—	(12,365)
Total costs and expenses	374,273	13,004	27,472,982	—	27,860,259
Earnings (loss) before income taxes	(374,273)	(13,004)	1,862,421	—	1,475,144
Income tax (benefit) provision	(144,095)	(5,007)	717,032	—	567,930
Equity in earnings of subsidiaries	1,137,392	5,267	—	(1,142,659)	—
Net earnings (loss)	$ 907,214	$ (2,730)	$ 1,145,389	$(1,142,659)	$ 907,214

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Results of Operations Year Ended June 28, 2003				
Sales	$1,651,729	$ —	$24,488,608	$ —	$26,140,337
Cost of sales	1,278,537	—	19,701,019	—	20,979,556
Operating expenses	377,861	975	3,457,671	—	3,836,507
Interest expense (income)	355,192	10,586	(293,544)	—	72,234
Other, net	272	—	(8,619)	—	(8,347)
Total costs and expenses	2,011,862	11,561	22,856,527	—	24,879,950
Earnings (loss) before income taxes	(360,133)	(11,561)	1,632,081	—	1,260,387
Income tax (benefit) provision	(137,751)	(4,422)	624,272	—	482,099
Equity in earnings of subsidiaries	1,000,670	7,204	—	(1,007,874)	—
Net earnings	$ 778,288	$ 65	$ 1,007,809	$(1,007,874)	$ 778,288

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Results of Operations Year Ended June 29, 2002				
Sales	$3,120,292	$ —	$20,230,212	$ —	$23,350,504
Cost of sales	2,430,815	—	16,291,348	—	18,722,163
Operating expenses	554,731	103	2,912,545	—	3,467,379
Interest expense (income)	271,616	1,386	(210,105)	—	62,897
Other, net	83	—	(2,888)	—	(2,805)
Total costs and expenses	3,257,245	1,489	18,990,900	—	22,249,634
Earnings (loss) before income taxes	(136,953)	(1,489)	1,239,312	—	1,100,870
Income tax (benefit) provision	(52,385)	(569)	474,037	—	421,083
Equity in earnings of subsidiaries	764,355	2,139	—	(766,494)	—
Net earnings	$ 679,787	$ 1,219	$ 765,275	$ (766,494)	$ 679,787

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Consolidated Totals
	Condensed Consolidating Cash Flows Year Ended July 3, 2004 (53 Weeks)			
Net cash provided by (used for):				
Operating activities	$(171,732)	$ 24,676	$1,336,578	$1,189,522
Investing activities	(193,274)	—	(490,537)	(683,811)
Financing activities	(597,137)	(27,923)	(16,791)	(641,851)
Exchange rate on cash	—	—	(1,601)	(1,601)
Intercompany activity	843,607	2,733	(846,340)	—
Net (decrease) in cash	(118,536)	(514)	(18,691)	(137,741)
Cash at the beginning of the period	206,043	514	130,890	337,447
Cash at the end of the period	$ 87,507	$ —	$ 112,199	$ 199,706

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Consolidated Totals
	Condensed Consolidating Cash Flows Year Ended June 28, 2003			
Net cash provided by (used for):				
Operating activities	$ (180,033)	$(28,100)	$1,580,973	$1,372,840
Investing activities	(307,303)	—	(374,522)	(681,825)
Financing activities	(576,747)	38,594	(12,375)	(550,528)
Exchange rate on cash	—	—	(1,479)	(1,479)
Intercompany activity	1,177,679	(19,986)	(1,157,693)	—
Net increase (decrease) in cash	113,596	(9,492)	34,904	139,008
Cash at the beginning of the period	92,447	10,006	95,986	198,439
Cash at the end of the period	$ 206,043	$ 514	$ 130,890	$ 337,447

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Consolidated Totals
	Condensed Consolidating Cash Flows Year Ended June 29, 2002			
Net cash provided by (used for):				
Operating activities	$ 90,129	$ (1,081)	$ 995,932	$1,084,980
Investing activities	(102,038)	(222,420)	(337,842)	(662,300)
Financing activities	(584,151)	262,586	(38,419)	(359,984)
Intercompany activity	648,675	(29,079)	(619,596)	—
Net increase in cash	52,615	10,006	75	62,696
Cash at the beginning of the period	39,832	—	95,911	135,743
Cash at the end of the period	$ 92,447	$ 10,006	$ 95,986	$ 198,439

BUSINESS SEGMENT INFORMATION The company has aggregated its operating companies into a number of segments, of which only Broadline and SYGMA are reportable segments as defined in SFAS No. 131. Broadline operating companies distribute a full line of food products and a wide variety of non-food products to both traditional and chain restaurant customers. SYGMA operating companies distribute a full line of food products and a wide variety of non-food products to certain chain restaurant customer locations. "Other" financial information is attributable to the company's other segments, including the company's specialty produce, custom-cut meat, Asian cuisine foodservice and lodging industry products segments. The company's Canadian operations are not significant for geographical disclosure purposes.

The accounting policies for the segments are the same as those disclosed by SYSCO. Intersegment sales represent specialty produce and meat company products distributed by the Broadline and SYGMA operating companies. The segment results include allocation of centrally incurred costs for shared services that eliminate upon consolidation. Centrally incurred costs are allocated based upon the relative level of service used by each operating company.

The following table sets forth the financial information for SYSCO's business segments:

	Fiscal Year		
(In thousands)	2004 (53 Weeks)	2003	2002
Sales:			
Broadline	**$23,718,955**	$21,489,862	$19,163,449
SYGMA	**3,548,693**	2,916,174	2,671,110
Other	**2,383,692**	2,003,060	1,707,229
Intersegment sales	**(315,937)**	(268,759)	(191,284)
Total	**$29,335,403**	$26,140,337	$23,350,504
Earnings before income taxes:			
Broadline	**$ 1,459,945**	$ 1,276,059	$ 1,131,234
SYGMA	**25,543**	23,838	23,045
Other	**79,502**	51,163	48,840
Total segments	**1,564,990**	1,351,060	1,203,119
Unallocated corporate expenses	**(89,846)**	(90,673)	(102,249)
Total	**$ 1,475,144**	$ 1,260,387	$ 1,100,870
Depreciation and amortization:			
Broadline	**$ 221,699**	$ 213,877	$ 200,881
SYGMA	**18,684**	17,479	16,237
Other	**18,698**	17,669	19,181
Total segments	**259,081**	249,025	236,299
Corporate	**24,514**	24,117	41,952
Total	**$ 283,595**	$ 273,142	$ 278,251
Capital expenditures:			
Broadline	**$ 342,374**	$ 338,346	$ 361,284
SYGMA	**24,475**	17,898	20,941
Other	**33,782**	18,519	13,634
Total segments	**400,631**	374,763	395,859
Corporate	**129,455**	60,874	20,534
Total	**$ 530,086**	$ 435,637	$ 416,393
Assets:			
Broadline	**$ 4,792,595**	$ 4,513,533	$ 3,983,216
SYGMA	**240,418**	190,406	176,093
Other	**588,275**	501,236	424,982
Total segments	**5,621,288**	5,205,175	4,584,291
Corporate	**2,226,344**	1,731,346	1,405,462
Total	**$ 7,847,632**	$ 6,936,521	$ 5,989,753

The sales mix for the principal product categories for each fiscal year is as follows:

(In thousands)	2004 (53 Weeks)	2003	2002
Fresh and frozen meats	**$ 5,533,217**	$ 4,671,794	$ 4,169,232
Canned and dry products	**5,370,859**	4,966,046	4,382,840
Frozen fruits, vegetables, bakery and other	**3,946,468**	3,607,449	3,104,442
Poultry	**3,166,806**	2,666,831	2,346,308
Dairy products	**2,766,425**	2,264,145	2,139,739
Fresh produce	**2,329,638**	2,228,954	1,990,071
Paper and disposables	**2,225,532**	2,053,362	1,840,534
Seafood	**1,559,133**	1,474,140	1,332,539
Beverage products	**928,073**	809,562	728,624
Janitorial products	**655,305**	591,663	543,168
Equipment and smallwares	**625,801**	592,234	593,741
Medical supplies	**228,146**	214,157	179,266
Total	**$29,335,403**	$26,140,337	$23,350,504

QUARTERLY RESULTS (UNAUDITED)

Financial information for each quarter in the years ended July 3, 2004 and June 28, 2003 is set forth below:

2004	Fiscal Quarter Ended				
(In thousands except for share data)	September 27	December 27	March 27	July 3 (14 Weeks)	Fiscal Year (53 Weeks)
Sales	$7,134,281	$7,036,520	$7,025,585	$8,139,017	$29,335,403
Cost of sales	5,753,767	5,669,399	5,684,192	6,554,156	23,661,514
Operating expenses	1,024,336	996,853	1,008,493	1,111,548	4,141,230
Interest expense	18,631	16,376	15,737	19,136	69,880
Other, net	(1,983)	(7,052)	(1,250)	(2,080)	(12,365)
Earnings before income taxes	339,530	360,944	318,413	456,257	1,475,144
Income taxes	130,719	138,963	122,589	175,659	567,930
Net earnings	$ 208,811	$ 221,981	$ 195,824	$ 280,598	$ 907,214
Per share:					
Basic net earnings	$ 0.32	$ 0.34	$ 0.31	$ 0.44	$ 1.41
Diluted net earnings	0.32	0.34	0.30	0.43	1.37
Dividends declared	0.11	0.13	0.13	0.13	0.50
Market price — high/low	34-29	38-31	41-35	40-35	41-29

2003	Fiscal Quarter Ended				
(In thousands except for share data)	September 28	December 28	March 29	June 28	Fiscal Year
Sales	$6,424,422	$6,348,797	$6,395,278	$6,971,840	$26,140,337
Cost of sales	5,154,704	5,097,716	5,144,473	5,582,663	20,979,556
Operating expenses	960,635	937,290	962,459	976,123	3,836,507
Interest expense	16,828	17,503	18,276	19,627	72,234
Other, net	(3,412)	(2,606)	(2,661)	332	(8,347)
Earnings before income taxes	295,667	298,894	272,731	393,095	1,260,387
Income taxes	113,093	114,327	104,320	150,359	482,099
Net earnings	$ 182,574	$ 184,567	$ 168,411	$ 242,736	$ 778,288
Per share:					
Basic net earnings	$ 0.28	$ 0.28	$ 0.26	$ 0.38	$ 1.20
Diluted net earnings	0.28	0.28	0.26	0.37	1.18
Dividends declared	0.09	0.11	0.11	0.11	0.42
Market price — high/low	31-21	33-28	31-23	32-25	33-21

Percentage increases — 2004 vs. 2003:					
Sales	11%	11%	10%	17%	12%
Earnings before income taxes	15	21	17	16	17
Net earnings	14	20	16	16	17
Basic net earnings per share	14	21	19	16	18
Diluted net earnings per share	14	21	15	16	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Sysco Corporation

We have audited the accompanying consolidated balance sheets of Sysco Corporation (a Delaware corporation) and subsidiaries as of July 3, 2004 and June 28, 2003, and the related statements of consolidated results of operations, shareholders' equity and cash flows for each of the three years in the period ended July 3, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sysco Corporation and subsidiaries at July 3, 2004 and June 28, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 3, 2004 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Houston, Texas
August 16, 2004

SELECTED FINANCIAL DATA

	Fiscal Year				
(In thousands except for share data)	2004 (53 Weeks)	2003[1]	2002	2001[2]	2000[2],[3]
Sales	**$29,335,403**	$26,140,337	$23,350,504	$21,784,497	$19,303,268
Earnings before income taxes	**1,475,144**	1,260,387	1,100,870	966,655	737,608
Income taxes	**567,930**	482,099	421,083	369,746	283,979
Earnings before cumulative effect of accounting change	**907,214**	778,288	679,787	596,909	453,629
Cumulative effect of accounting change	—	—	—	—	(8,041)
Net earnings	**$ 907,214**	$ 778,288	$ 679,787	$ 596,909	$ 445,588
Earnings before accounting change:					
Basic earnings per share	**$ 1.41**	$ 1.20	$ 1.03	$ 0.90	$ 0.69
Diluted earnings per share	**1.37**	1.18	1.01	0.88	0.68
Cumulative effect of accounting change:					
Basic earnings per share	—	—	—	—	(0.01)
Diluted earnings per share	—	—	—	—	(0.01)
Net earnings:					
Basic earnings per share	**1.41**	1.20	1.03	0.90	0.68
Diluted earnings per share	**1.37**	1.18	1.01	0.88	0.67
Dividends declared per share	**0.50**	0.42	0.34	0.27	0.23
Total assets	**7,847,632**	6,936,521	5,989,753	5,352,987	4,730,145
Capital expenditures	**530,086**	435,637	416,393	341,138	266,413
Long-term debt	**$ 1,231,493**	$ 1,249,467	$ 1,176,307	$ 961,421	$ 1,023,642
Shareholders' equity	**2,564,506**	2,197,531	2,132,519	2,100,535	1,721,584
Total capitalization	**$ 3,795,999**	$ 3,446,998	$ 3,308,826	$ 3,061,956	$ 2,745,226
Ratio of long-term debt to capitalization	**32.4%**	36.2%	35.6%	31.4%	37.3%

(1) SYSCO adopted the provisions of SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets" effective at the beginning of fiscal 2003. As a result, the amortization of goodwill and intangibles with indefinite lives was discontinued.

(2) The per share data for fiscal 2001 and fiscal 2000 reflect the 2-for-1 stock split of December 15, 2000.

(3) In fiscal 2000, SYSCO recorded a one-time, after-tax, non-cash charge of $8,041 to comply with the required adoption of AICPA SOP 98-5, "Reporting on the Costs of Start-up Activities."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Highlights

Sales increased 12.2% in fiscal 2004 over fiscal 2003. Fiscal 2004 included 53 weeks which represented an additional week over the 52 weeks in fiscal 2003. This additional week represented an estimated 2.2% of the sales increase in fiscal 2004. Gross margins as a percent of sales for fiscal 2004 decreased from the prior year due to the impact of product cost increases and changes in customer mix, segment mix and product mix. Operating expenses as a percent of sales for fiscal 2004 decreased from the prior year due to operating efficiencies and operating costs increasing at lower rates than the sales price increases driven by product cost increases. Operating expenses were negatively impacted by increased net pension costs and expenses incurred in connection with the National Supply Chain project and were favorably impacted by gains recorded related to the cash surrender value of life insurance assets. Primarily as a result of these factors, net earnings increased 16.6% in fiscal 2004 over fiscal 2003. The earnings increases in fiscal 2004 over fiscal 2003 also include the impact of the additional week in fiscal 2004.

The impact on our customers of a prolonged period of rising product costs, internally estimated at 6.3% for the fiscal year and 8.0% for the fourth quarter of fiscal 2004, has contributed to a softer foodservice market. Management believes that the softness in the foodservice market together with general economic conditions contributed to a slowing of sales growth for the company in the latter half of the fourth quarter of fiscal 2004 which is continuing in the first quarter of fiscal 2005. The company has renewed its focus on expense controls in fiscal 2005, including managing labor costs and productivity and ongoing benchmarking and sharing of best practices at the operating companies.

Overview

SYSCO distributes food and related products to the foodservice industry, including restaurants, healthcare and educational facilities, lodging establishments and other foodservice customers. SYSCO's operations are located throughout the United States and Canada and include broadline companies, specialty produce companies, custom-cut meat operations, Asian cuisine foodservice, hotel supply operations, SYGMA, the company's chain restaurant distribution subsidiary, and a company that distributes to internationally located chain restaurants.

The company estimates that it serves more than 14% of an approximately $207 billion annual foodservice market that includes the North American foodservice, non-food and hotel amenity, furniture and textile markets. The foodservice, or food-prepared-away-from-home, market represents approximately one-half of the total food purchases made at the consumer level. This share has grown from about 37% in 1972, since food purchases in the foodservice industry have grown more rapidly than food purchases in the retail grocery industry over most of that time period. Factors influencing this trend, and therefore SYSCO's growth, include increases in dual-worker and single-parent families; busier lifestyles; the general aging of the population; growing affluence; and the increasing demand for the variety, convenience and entertainment afforded by the proliferation of restaurants and other foodservice operations. Industry statisticians and demographers expect most of these general trends to continue, although they may not continue at the same pace.

General economic conditions and consumer confidence can have an effect on the frequency and amount spent by consumers for food prepared away from home and therefore on SYSCO. However, we have consistently grown at a faster rate than the overall industry and have grown our market share in this fragmented industry.

The company intends to continue to expand its market share and grow earnings through strategies which include:

- Profitable sales growth: In addition to expansion through foldouts (new operating companies created in established markets previously served by other SYSCO operating companies) and a disciplined acquisition program, refining the use of customer purchasing potential and profitability data in targeting new customers, deepening relationships with existing customers, tailoring products and services and allocating associated resources by customer, and managing the profitability of, or exiting, low profit or unprofitable customers.
- Brand management: Leveraging brand strength to grow sales and profitability while ensuring strict quality control processes and providing greater value to customers.
- Productivity: Deploying the latest technology and leveraging best business practices to improve operating efficiencies and leverage expenses to sales growth.
- Sales force effectiveness: Targeted recruiting, training and compensation of marketing associates. Expanding the business development and business review functions to further strengthen our marketing associate-customer relationships.
- Supply chain optimization: Creating a more efficient and effective supply chain infrastructure through the National Supply Chain project.

The company's National Supply Chain project is intended to optimize the supply chain activities for certain products from SYSCO's operating companies in each respective region and as a result, reduce inventory and operating costs, working capital requirements and future facility expansion needs at SYSCO's operating companies while providing greater value to our suppliers and customers. The company expects to build from five to ten regional distribution centers over a period of ten years. The first regional distribution center in the Northeast is expected to be operational during the third quarter of fiscal 2005.

Results of Operations

The following table sets forth the components of the Results of Operations expressed as a percentage of sales for the periods indicated:

	2004	2003	2002
Sales	100.0%	100.0%	100.0%
Costs and Expenses			
Cost of sales	80.7	80.3	80.2
Operating expenses	14.1	14.7	14.9
Interest expense	0.2	0.2	0.2
Other, net	0.0	0.0	0.0
Total costs and expenses	95.0	95.2	95.3
Earnings before income taxes	5.0	4.8	4.7
Income taxes	1.9	1.8	1.8
Net earnings	3.1%	3.0%	2.9%

The following table sets forth the change in the components of the Results of Operations expressed as a percentage increase or decrease over the prior year:

	2004	2003
Sales	12.2%	11.9%
Costs and Expenses		
Cost of sales	12.8	12.1
Operating expenses	7.9	10.6
Interest expense	(3.3)	14.8
Other, net	48.1	197.6
Total costs and expenses	12.0	11.8
Earnings before income taxes	17.0	14.5
Income taxes	17.8	14.5
Net earnings	16.6%	14.5%
Basic earnings per share	17.5%	16.5%
Diluted earnings per share	16.1	16.8
Average shares outstanding	(1.2)	(1.7)
Diluted shares outstanding	0.1	(1.8)

SALES Sales increased 12.2% in fiscal 2004 and 11.9% in fiscal 2003 over the prior years. The additional week contributed approximately 2.2% to the overall sales growth rate for fiscal 2004. Because the fourth quarter of fiscal 2004 contained an additional week as compared to fiscal 2003, sales growth for fiscal 2004 is not directly comparable to the prior year. In order to provide a more comparable picture of sales growth during fiscal 2004, management believes that it is appropriate to adjust the sales figures for fiscal 2004 by the estimated impact of the additional week. As a result, sales for fiscal 2004 presented in the table below are adjusted by one-fourteenth of total sales for the fourth quarter. Failure to make these adjustments might cause investors to overstate the amount of actual sales growth due to the additional week of sales included in fiscal 2004. Set forth below is a reconciliation of actual sales growth to adjusted sales growth for the periods presented:

	2004	2003
Sales for the 53/52 week periods	$29,335,403,000	$26,140,337,000
Estimated sales for the additional week	581,358,000	—
Adjusted Sales	$28,754,045,000	$26,140,337,000
Actual percentage increase	12.2%	11.9%
Adjusted percentage increase	10.0%	11.9%

Acquisitions contributed 0.9% to the overall sales growth rate for fiscal 2004 and 5.2% for fiscal 2003. Estimated product cost increases, an internal measure of inflation, were 6.3% during fiscal 2004 as compared to a flat rate during fiscal 2003. SYSCO generally expects to pass product cost increases to its customers; however, the actual amount of inflation reflected as sales price increases is difficult to quantify. Management believes that SYSCO's restaurant operator customers have experienced softness in their rate of sales growth as cost and price increases impact customer spending. Product cost increases in the fourth quarter of fiscal 2004 reached 8.0%. Management believes that the softness in the foodservice market together with general economic conditions contributed to a slowing of SYSCO's sales growth in the latter half of the fourth quarter of fiscal 2004 which is continuing in the first quarter of fiscal 2005.

Industry sources estimate the total foodservice market experienced a real sales decline of approximately 0.7% in calendar year 2003 and real sales growth of 0.5% in calendar year 2002.

A comparison of the sales mix in the principal product categories during the last three years is presented below:

	2004	2003	2002
Fresh and frozen meats	19%	18%	18%
Canned and dry products	18	19	19
Frozen fruits, vegetables, bakery and other	14	14	13
Poultry	11	10	10
Dairy products	9	9	9
Fresh produce	8	8	9
Paper and disposables	8	8	8
Seafood	5	6	6
Beverage products	3	3	3
Equipment and smallwares	2	2	2
Janitorial products	2	2	2
Medical supplies	1	1	1
	100%	100%	100%

A comparison of sales by type of customer during the last three years is presented below:

	2004	2003	2002
Restaurants	64%	63%	63%
Hospitals and nursing homes	10	10	10
Schools and colleges	5	6	6
Hotels and motels	6	6	6
All other	15	15	15
	100%	100%	100%

COST OF SALES Cost of sales as a percentage of sales was 80.7% in fiscal 2004, 80.3% in fiscal 2003 and 80.2% in fiscal 2002. Management believes that cost of sales as a percentage of sales in fiscal 2004 was impacted by several factors, including product cost increases and changes in customer mix, segment mix and product mix; however, the specific impact of each factor is difficult to quantify. Product cost increases in substantially all product categories also had the impact of reducing gross margins as a percentage of sales, as gross profit dollars are earned on a higher sales dollar base. Dairy and meat products, which are especially affected by product cost increases since they are often sold on a cost-per-pound plus a fee basis rather than a percentage markup, experienced the highest rates of inflation. The result was a higher sales price but a lower gross margin as a percentage of sales even as gross margin dollars were maintained or even increased. Multi-unit customer sales in the Broadline segment, which traditionally yield lower gross margins and lower expenses than marketing associate-served customer sales, grew faster than sales to marketing associate-served customer sales. Sales at the SYGMA and the Other segments, which traditionally have lower margins than the Broadline segment, grew faster than sales at the Broadline segment. In the area of product mix, meat sales continued to grow as a percentage of overall sales and also experienced a high rate of cost increases. Meat products typically generate higher prices and higher gross margin dollars per case than the average of other products, but lower gross margins as a percentage of sales. Therefore, increased sales of these products had the effect of decreasing overall gross margins as a percentage of sales even as gross margin dollars were maintained or increased.

The increase in cost of sales as a percentage of sales in fiscal 2003 was primarily a result of two factors. First, multi-unit sales growth was greater than marketing associate-served sales growth. Second, fresh-cut meat sales grew as a percentage of overall sales.

In fiscal 2002, cost of sales was influenced by SYSCO's overall customer and product mix, economies realized in purchasing and increased sales of SYSCO Brand products.

OPERATING EXPENSES Operating expenses include the costs of warehousing and delivering products as well as selling, administrative and occupancy expenses. These expenses as a percent of sales were 14.1% for fiscal 2004, 14.7% for fiscal 2003 and 14.9% for fiscal 2002. Changes in the percentage relationship of operating expenses to sales result from an interplay of several factors, including improved efficiencies, customer mix, and product cost increases.

The decrease in expenses as a percentage of sales in fiscal 2004 as compared to fiscal 2003 was attributable to several factors including improved operating efficiencies as demonstrated by improving trends in key expense metrics tracked at the broadline operating companies, including pieces sold per delivery, product line items sold per delivery, pieces per trip and pieces per error. Increases in product costs and the resulting increased average sales price per item also favorably impacted expenses as a percentage of sales as operating costs increased at a lower rate. Operating expenses were negatively impacted by increases in net pension costs of $39,944,000 and by increases in expenses related to the National Supply Chain project of $5,584,000 over fiscal 2003. Management estimates that the company will incur an additional $40,000,000 to $50,000,000 in expenses related to the National Supply Chain project in fiscal 2005 over what was incurred in fiscal 2004, including depreciation of the first redistribution center.

Operating expenses were also favorably impacted by the recognition of income in fiscal 2004 of $19,124,000 to adjust the carrying value of life insurance assets to their cash surrender value. The gains in fiscal 2004 were recognized in the first 39 weeks with a modest loss of $97,000 in the fourth quarter of fiscal 2004. This contrasted with fiscal 2003 where a gain of $13,000,000 was recognized in the fourth quarter reversing the majority of prior losses recognized in the first 39 weeks and resulting in a net loss of $156,000 for the fiscal year.

The company has renewed its focus on expense controls in fiscal 2005, including managing labor costs and productivity and ongoing benchmarking and sharing of best practices at the operating companies.

The decrease in expenses as a percentage of sales in fiscal 2003 as compared to fiscal 2002 was primarily attributable to improved operating efficiencies, as demonstrated by improving trends in key expense metrics, including pieces sold per delivery and product line items sold per delivery. These operating expense improvements were partially offset by increases in net pension costs of $22,952,000 and by increases in expenses incurred in connection with the National Supply Chain project of $5,996,000 over fiscal 2002.

Operating expenses in fiscal 2002 were negatively impacted by increases in marketing associate-served sales, for which higher expenses are incurred to serve these customers.

INTEREST EXPENSE Interest expense decreased 3.3% in fiscal 2004 and increased 14.8% in fiscal 2003 over the prior years. The decrease in interest expense in fiscal 2004 was primarily due to lower borrowing rates offsetting moderately higher borrowing levels. The lower average borrowing rates of the company in fiscal 2004 were due to lower short-term market interest rates and the use of interest rate swaps which converted the fixed rates of interest on a portion of SYSCO's long term debt to lower variable rates of interest. The increase in interest expense in fiscal 2003 was primarily due to increased borrowings, partially offset by decreases in interest rate levels.

OTHER, NET Other, net was income of $12,365,000 in fiscal 2004, $8,347,000 in fiscal 2003 and $2,805,000 in fiscal 2002. Changes between the years result from fluctuations in miscellaneous activities, primarily gains and losses on the sale of surplus facilities.

EARNINGS BEFORE INCOME TAXES Earnings before income taxes increased 17.0% in fiscal 2004 and 14.5% in fiscal 2003 over the prior years. The increases were due to the factors discussed above. The additional week also contributed to the earnings growth in fiscal 2004.

PROVISION FOR INCOME TAXES The effective tax rate was 38.50% in fiscal 2004 and 38.25% in fiscal 2003 and 2002.

NET EARNINGS Fiscal 2004 represents the twenty-eighth consecutive year of increased earnings before the cumulative effect of accounting changes. Net earnings increased 16.6% in fiscal 2004 and 14.5% in fiscal 2003 over the prior periods. The increases were due to the factors discussed above.

RETURN ON AVERAGE SHAREHOLDERS' EQUITY The return on average shareholders' equity was approximately 39% in fiscal 2004, 36% in fiscal 2003 and 31% in fiscal 2002. The increase in net earnings and share repurchases in fiscal 2004, reduced by the reversal of a portion of minimum pension liability, contributed to the increase in fiscal 2004. Since its inception, SYSCO has averaged approximately 19% return on average shareholders' equity.

Segment Results

The following table sets forth the change in the selected financial data of each of the company's reportable segments expressed as a percentage increase over the prior year and should be read in conjunction with Business Segment Information in the Notes to Consolidated Financial Statements:

	2004		2003	
	Sales	Earnings Before Taxes	Sales	Earnings Before Taxes
Broadline	**10.4%**	**14.4%**	12.1%	12.8%
SYGMA	**21.7**	**7.2**	9.2	3.4
Other	**19.0**	**55.4**	17.3	4.8

The following table sets forth sales and earnings before taxes of each of the company's reportable segments expressed as a percentage of the respective consolidated total and should be read in conjunction with Business Segment Information in the Notes to Consolidated Financial Statements:

	2004		2003		2002	
	Sales	Earnings Before Taxes	Sales	Earnings Before Taxes	Sales	Earnings Before Taxes
Broadline	**80.9%**	**99.0%**	82.2%	101.2%	82.1%	102.7%
SYGMA	**12.1**	**1.7**	11.2	1.9	11.4	2.1
Other	**8.1**	**5.4**	7.7	4.1	7.3	4.4
Intersegment sales	**(1.1)**	—	(1.1)	—	(0.8)	—
Unallocated corporate expenses	—	**(6.1)**	—	(7.2)	—	(9.2)
Total	**100.0%**	**100.0%**	100.0%	100.0%	100.0%	100.0%

BROADLINE SEGMENT Broadline segment sales increased 10.4% in fiscal 2004 and 12.1% in fiscal 2003 over the prior years. Acquisitions contributed 0.2% to the overall sales growth rate for fiscal 2004 and 5.6% in fiscal 2003. The fiscal 2004 sales growth was due to increased sales to marketing associate-served customers and multi-unit customers, including increased sales of SYSCO Brand products, and price increases resulting from higher product costs. The additional week also contributed to the sales growth in fiscal 2004. The fiscal 2003 sales growth was due primarily to increased sales to marketing associate-served and multi-unit customers, including increased sales of SYSCO Brand products, as well as the acquisition of a Canadian broadline foodservice operation. The sales growth in both years was obtained through increased sales to the existing customer base as well as the acquisition of new customers. Broadline segment sales as a percentage of total SYSCO sales were 80.9% in fiscal 2004, 82.2% in fiscal 2003 and 82.1%

in fiscal 2002. The decrease in fiscal 2004 was due primarily to strong sales growth in the custom-cut meat, SYGMA and lodging industry product segments outpacing the broadline sales growth, as well as the acquisition of the Asian cuisine foodservice operations during fiscal 2003. The increase in fiscal 2003 was due primarily to the acquisition of a Canadian broadline foodservice operation.

Marketing associate-served sales as a percentage of broadline sales in the U.S. decreased to 54.3% in fiscal 2004 as compared to 54.6% in fiscal 2003. The decrease in fiscal 2004 was due to the rate of sales increase to multi-unit customers exceeding the rate of sales increase to marketing associate-served customers. The growth in sales to multi-unit customers was fueled by increased sales to existing locations and the addition of new locations. SYSCO Brand sales as a percentage of broadline sales in the U.S. increased to 49.1% for fiscal 2004 as compared to 48.7% in fiscal 2003.

Earnings before income taxes for the Broadline segment increased 14.4% in fiscal 2004 and 12.8% in fiscal 2003 over the prior years. The increase in earnings before income taxes for fiscal year 2004 was primarily due to increased sales and reduced expenses as a percentage of sales, which more than offset reduced margins as a percentage of sales. Reduced expenses as a percentage of sales is attributable to several factors including improved operating efficiencies. The decrease in margins and expenses as a percentage of sales was also impacted by increases in product costs and the resulting increase in the average sales price per item. The additional week also contributed to the earnings growth in fiscal 2004. The increases in earnings before income taxes for fiscal years 2003 and 2002 were primarily due to increases in sales and lower expenses as a percentage of sales.

SYGMA SEGMENT SYGMA segment sales increased 21.7% in fiscal 2004 and 9.2% in fiscal 2003 over the prior years. Acquisitions contributed 1.9% to the overall sales growth rate for fiscal 2004 and 2.8% in fiscal 2003. The fiscal 2004 sales growth was due primarily to sales to new customers, sales growth in SYGMA's existing customer base related to new locations added by those customers, as well as increases in sales to existing locations, price increases resulting from higher product costs and sales from acquisitions. The additional week also contributed to the sales growth in fiscal 2004. The fiscal 2003 sales growth was primarily due to sales growth in SYGMA's existing customer base as well as the acquisition of two quickservice operations. SYGMA segment sales as a percentage of total SYSCO sales were 12.1% in fiscal 2004, 11.2% in fiscal 2003 and 11.4% in fiscal 2002.

Earnings before income taxes for the SYGMA segment increased 7.2% in fiscal 2004 and 3.4% in fiscal 2003 over the prior years. The increase in fiscal 2004 was primarily due to the increased sales offset by increased expenses incurred related to implementation of new systems, severance payments related to certain personnel changes, costs related to worker's compensation insurance claims and pension costs. The additional week also contributed to the earnings growth in fiscal 2004. The increase in fiscal 2003 was primarily due to increased sales.

During fiscal 2004 and continuing in the first quarter of fiscal 2005, SYGMA is discontinuing servicing a portion of its largest customer's locations due to that customer's geographic supply chain realignment. SYGMA expects to offset these lost sales by obtaining sales from additional locations from this customer and obtaining new business from other customers. In many cases, this new business will be served out of different SYGMA locations than those that served the business that was discontinued. As a result, during fiscal 2004, SYGMA incurred additional expenses including severance payments and equipment moving costs as it transitioned its operations to serve these new customers. SYGMA expects to incur similar expenses during the first and second quarter of fiscal 2005 as it continues to transition to serve these new customers. Any net lost sales and the related additional expenses are not expected to be material to SYSCO overall, and we expect SYGMA to continue to be a profitable segment.

OTHER SEGMENTS Other segment sales increased 19.0% in fiscal 2004 and 17.3% in fiscal 2003 over the prior years. Acquisitions contributed 6.2% to the overall sales growth rate for fiscal 2004 and 4.9% in fiscal 2003. The increase in fiscal 2004 was primarily attributable to increased sales to the existing customer base, sales to new customers, price increases resulting from higher product costs and sales from acquisitions. The additional week also contributed to the sales growth in fiscal 2004. The increase in fiscal 2003 was primarily attributable to sales growth in our custom meat-cutting operations as well as the timing of acquisitions made during the year. Other segment sales as a percentage of total SYSCO sales were 8.1% in fiscal 2004, 7.7% in fiscal 2003 and 7.3% in fiscal 2002.

Earnings before income taxes for the Other segment increased 55.4% in fiscal 2004 and 4.8% in fiscal 2003 over the prior years. The increase in fiscal 2004 was primarily due to increases in sales, acquisitions and reduced expenses as a percentage of sales, which more than offset reduced gross margins as a percentage of sales. The additional week also contributed to the earnings growth in fiscal 2004. The increase in fiscal 2003 was due primarily to acquisitions, increased earnings from increased gross margins and operating efficiencies at our specialty produce operations, and increased earnings from increased sales and gross margins at the company's specialty lodging industry products operations. These were offset by expenses incurred on a start-up operation supplying the health care industry and decreased earnings at the company's specialty meat-cutting operations.

Liquidity and Capital Resources

SYSCO provides marketing and distribution services to foodservice customers primarily throughout the United States and Canada. The company intends to continue to expand its market share through profitable sales growth, foldouts and acquisitions. The company also strives to increase the effectiveness of its marketing associates, its consolidated buying programs and the productivity of its warehousing and distribution activities. These objectives require continuing investment. SYSCO's resources include cash provided by operations and access to capital from financial markets.

SYSCO's operations historically have produced significant cash flow. Cash generated from operations is first allocated to working capital requirements; investments in facilities, fleet and other equipment required to meet customers' needs; cash dividends; and acquisitions compatible with the company's overall growth strategy. Any remaining cash generated from operations may, at the discretion of management, be applied toward a portion of the cost of the share repurchase program, while the remainder of the cost may be financed with additional long-term debt. SYSCO's share repurchase program is used primarily to offset shares issued under various employee benefit and compensation plans, for acquisitions, to reduce shares outstanding, which may have the net effect of increasing earnings per share, and to aid in managing the ratio of long-term debt to total capitalization. Management targets a long-term debt to total capitalization ratio between 35% and 40%. The ratio may exceed the target range from time to time, due to borrowings incurred in order to fund acquisitions and internal growth opportunities, and due to fluctuations in the timing and amount of share repurchases. The ratio also may fall below the target range due to strong cash flow from operations and fluctuations in the timing and amount of share repurchases. This ratio was 32.4% and 36.2% at July 3, 2004 and June 28, 2003, respectively. The reversal of a portion of the minimum pension liability adjustments in other comprehensive income contributed to the decrease in the ratio at July 3, 2004.

The company generated net cash from operations of $1,189,522,000 in fiscal 2004, $1,372,840,000 in fiscal 2003, and $1,084,980,000 in fiscal 2002. Several factors contributed to the decrease in cash flow from operations in fiscal 2004. During the second quarter of fiscal 2002, the company began reorganizing its supply chain to maximize consolidated efficiencies and increase the effectiveness of the merchandising and procurement functions performed for the benefit of customers. The structure results in the deferral of certain federal and state income tax payments, as supply chain distributions are not included in taxable income until distributed in periods subsequent to when they are recognized in book income. Fiscal 2004 is the first period that supply chain distributions were included in taxable income since the company began deferring these items for tax purposes in fiscal 2002. As a result of the impact of these items and other temporary differences, including the utilization of U.S. federal net operating loss carryforwards, excess tax depreciation and pension contributions, taxes paid during fiscal 2004 increased to $344,414,000 as compared to $28,747,000 in fiscal 2003. The company expects the net cash flow impact of deferrals in fiscal 2005 and beyond to be incrementally positive when compared to what would have been paid on an annual basis without the deferral, due to the company's belief that its volume through the new structure will continue to grow.

Cash flow from operations for fiscal 2004 was negatively impacted by increases in accounts receivable and inventory balances, partially offset by increases in accounts payable balances and increases in accrued expenses and other liabilities. Increased sales volumes over the prior periods partially contributed to the increase in accounts receivable balances. SYSCO has also experienced sales increases with multi-unit customers that have outpaced the sales increases from marketing associate-served customers. Multi-unit customers' payment terms are traditionally longer than the SYSCO average. Inventory levels also increased over prior year levels, partially due to the increased sales volumes. In addition, inventory levels at the end of fiscal 2004, measured as a function of average days sales outstanding, exceeded the levels at the end of fiscal 2003, which in turn were lower than those at the end of fiscal 2002. This relative increase in inventory levels negatively impacted cash flow from operations for fiscal 2004. The increase in accounts payable balances was partially due to the increased inventory balances but was also negatively impacted by decreases in accounts payable days outstanding over the prior periods. A significant reason for the decrease in accrued expenses and other long-term liabilities in fiscal 2003 was the increase in pension contributions from $83,136,000 in fiscal 2002 to $164,565,000 in fiscal 2003. Pension contributions in fiscal 2004 were $165,512,000. The company anticipates pension contributions in fiscal 2005 will be approximately $86,294,000.

Cash used for investing activities was $683,811,000 in fiscal 2004, $681,825,000 in fiscal 2003, and $662,300,000 in fiscal 2002. Expenditures for facilities, fleet and other equipment were $530,086,000 in fiscal 2004, $435,637,000 in fiscal 2003, and $416,393,000 in fiscal 2002. Fiscal 2004 capital expenditures included the construction of fold-out facilities in Oxnard, California and Fargo, North Dakota, replacement or significant expansion of facilities in Billings, Montana; Cleveland, Ohio; Jacksonville, Florida; Miami, Florida; and San Antonio, Texas, and continued expenditures related to the National Supply Chain project. The capital expenditures in fiscal 2003 included the construction of fold-out facilities in Las Vegas, Nevada and Oxnard, California, replacement facilities in Cleveland, Ohio; Dallas, Texas; and Miami, Florida and the Northeast Redistribution Center in Front Royal, Virginia (first phase of the National Supply Chain project). Fiscal 2002 expenditures included construction of fold-out facilities located in Sacramento, California; Columbia, South Carolina; and Las Vegas, Nevada, as well as costs incurred on the construction or expansion of facilities in Dallas, Texas; Norman, Oklahoma; Baraboo, Wisconsin; and Jersey City, New Jersey. Total expenditures in fiscal 2005 are expected to decrease slightly to the range of $475,000,000 to $500,000,000 due to completion of several major replacements and fold-outs in fiscal 2004. Fiscal 2005 expenditures will include the continuation of the fold-out program; facility, fleet and other equipment replacements and expansions; the company's National Supply Chain project; and investments in technology. Cash expenditures for acquisitions of businesses were $79,247,000 in fiscal 2004, $209,010,000 in fiscal 2003 and $234,618,000 in fiscal 2002.

The National Supply Chain project is expected to create a more efficient and effective supply chain infrastructure for SYSCO, its suppliers and its customers. The project entails the implementation of regional distribution centers, which will aggregate inventory demand to optimize the supply chain activities for certain products from all SYSCO operating companies in the region. The project is expected to achieve lower costs of inventory, transportation, product handling and transaction processing in addition to lowering working capital and future facility expansion needs at the operating companies. The Northeast Redistribution Center is expected to be operational in the third quarter of fiscal 2005. The center will receive and distribute food and food-related products to SYSCO operating companies in the Northeast, creating benefits for customers and suppliers, as well as for SYSCO. Fiscal 2004 capital expenditures related to the National Supply Chain project were $107,822,000, bringing the total amount of capital expenditures on the project since inception to $152,254,000.

Cash used for financing activities was $641,851,000 in fiscal 2004, $550,528,000 in fiscal 2003, and $359,984,000 in fiscal 2002. In July 2002, the Board authorized the repurchase of an additional 20,000,000 shares, which was completed during fiscal 2004. In September 2003, the Board authorized the repurchase of an additional 20,000,000 shares. The number of shares acquired and their cost during the past three fiscal years was 16,454,300 shares for $608,506,000 in fiscal 2004, 16,500,000 shares for $478,471,000 in fiscal 2003, and 18,000,000 shares for $473,558,000 in fiscal 2002. An additional 670,000 shares have been purchased at a cost of $22,770,000 through August 20, 2004, resulting in 11,938,900 shares remaining available for repurchase as authorized by the Board as of that date.

Dividends paid were $309,540,000 in fiscal 2004, $261,854,000 in fiscal 2003, and $213,275,000 in fiscal 2002. SYSCO began paying the current quarterly dividend rate of $0.13 per share in January 2004, an increase from the $0.11 per share that became effective in January 2003. In May 2004, SYSCO declared its regular quarterly dividend for the first quarter of fiscal 2005 of $0.13 per share, which was paid in July 2004. In September 2004, SYSCO also declared its regular quarterly dividend for the second quarter of fiscal 2005 of $0.13 per share, payable in October 2004.

In November 2000, the company filed with the Securities and Exchange Commission a shelf registration statement covering 30,000,000 shares of common stock to be offered from time to time in connection with acquisitions. As of August 20, 2004, 29,447,835 shares remained available for issuance under this registration statement.

In June 1998, the company filed with the Securities and Exchange Commission a shelf registration statement covering $500,000,000 in debt securities. As of August 20, 2004, there was $425,000,000 in principal amount outstanding under the registration statement, leaving $75,000,000 available for issuance.

In March 2004, SYSCO issued 4.60% notes totaling $200,000,000 due March 15, 2014 in a private offering. Proceeds from the notes were utilized to retire commercial paper borrowings. The fixed rate of interest on these notes was effectively converted to variable rates of interest through the interest rate swap agreements entered into in April and May of 2004.

SYSCO has uncommitted bank lines of credit, which provided for unsecured borrowings for working capital of up to $95,000,000, of which none was outstanding as of July 3, 2004 and $17,000,000 was outstanding as of August 20, 2004.

SYSCO has a commercial paper program in the United States which is supported by a bank credit facility in the amount of $450,000,000, maturing in fiscal 2008. SYSCO also has a commercial paper program in Canada which is supported by a bank credit facility in the amount of CAD $100,000,000, maturing in fiscal 2005. During fiscal 2004, 2003 and 2002, aggregate commercial paper and short-term bank borrowings ranged from approximately $73,102,000 to $478,114,000, $55,813,000 to $495,703,000, and $51,472,000 to $538,362,000, respectively. Commercial paper borrowings were $73,834,000 as of July 3, 2004 and $48,503,000 as of August 20, 2004. The company intends to settle outstanding commercial paper borrowings when they come due by issuing additional debt or retiring them utilizing cash generated from operations.

Total debt at July 3, 2004 was $1,468,160,000, of which approximately 60% was at fixed rates averaging 5.2% and the remainder was at floating rates averaging 4.0%, as adjusted for the effect of the interest rate swaps outstanding as of July 3, 2004. SYSCO continues to have borrowing capacity available and alternative financing arrangements are evaluated as appropriate.

As part of normal business activities, SYSCO issues letters of credit through major banking institutions as required by certain vendor and insurance agreements. As of July 3, 2004 and June 28, 2003, letters of credit outstanding were $11,001,000 and $14,610,000, respectively.

In summary, SYSCO believes that through continual monitoring and management of assets, together with the availability of additional capital in the financial markets, it will meet its cash requirements while maintaining proper liquidity for normal operating purposes.

Contractual Obligations

The following table sets forth certain information concerning SYSCO's obligations and commitments to make contractual future payments:

	Payments Due By Period				
(In thousands)	Total Obligations	0-1 Year	1-3 Years	3-5 Years	Over 5 Years
Short-term debt and commercial paper	**$ 73,834**	$ 73,834	$ —	$ —	$ —
Long-term debt	**1,363,193**	157,845	511,738	3,578	690,032
Capital lease obligations	**31,133**	4,988	5,936	1,756	18,453
Long-term non-capitalized leases	**257,083**	56,750	80,934	43,854	75,545
Deferred compensation	**73,159**	4,383	9,405	7,174	52,197
Purchase obligations	**637,179**	637,179	—	—	—
Total contractual cash obligations	**$2,435,581**	$934,979	$608,013	$56,362	$836,227

The estimate of the timing of future payments under the Executive Deferred Compensation Plan involves the use of certain assumptions, including retirement ages and payout periods. For purposes of this table, purchase obligations include agreements for purchases of product in the normal course of business, for which all significant terms have been confirmed. Such amounts included in the table above are based on estimates.

Certain acquisitions involve contingent consideration, typically payable only in the event that certain operating results are attained or certain outstanding contingencies are resolved. Aggregate contingent consideration amounts outstanding as of July 3, 2004 included approximately 1,273,000 shares of SYSCO's common stock and $61,614,000 in cash. These amounts are not included in the table above.

Market Risk

SYSCO does not utilize financial instruments for trading purposes. SYSCO's use of debt directly exposes the company to interest rate risk. Floating rate debt, where the interest rate fluctuates periodically, exposes the company to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes the company to changes in market interest rates reflected in the fair value of the debt and to the risk that the company may need to refinance maturing debt with new debt at a higher rate.

SYSCO manages its debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions.

At July 3, 2004, the company had outstanding $73,834,000 of commercial paper at variable rates of interest with maturities through October 7, 2004. The company's total long-term debt obligations of $1,394,326,000 were primarily at fixed rates of interest. In addition, the company has entered into interest rate swap agreements totaling $500,000,000 in notional amount whereby the company receives interest payments at fixed rates of interest and pays interest at variable rates. The following tables present the company's interest rate position as of July 3, 2004. All amounts are stated in U.S. dollar equivalents.

Interest Rate Position as of July 3, 2004
Principal Amount by Expected Maturity
Average Interest Rate

(In thousands)	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
U.S. $ Denominated:								
Fixed Rate Debt	$162,734	$417,062	$105,093	$3,226	$1,442	$675,498	$1,365,055	$1,424,411
Average Interest Rate	6.3%	4.1%	7.1%	7.9%	5.5%	5.9%	5.5%	
Floating Rate Debt	$ —	$ —	$ —	$ —	$ —	$ 15,000	$ 15,000	$ 15,000
Average Interest Rate	—	—	—	—	—	1.4%	1.4%	
Canadian $ Denominated:								
Fixed Rate Debt	$ 99	$ 196	$ 287	$ 316	$ 350	$ 18,453	$ 19,701	$ 20,558
Average Interest Rate	9.4%	9.8%	9.8%	9.8%	9.8%	9.8%	9.8%	
Floating Rate Debt	$ 73,834	$ —	$ —	$ —	$ —	$ —	$ 73,834	$ 73,834
Average Interest Rate	2.2%	—	—	—	—	—	2.2%	

Interest Rate Position as of July 3, 2004
Notional Amount by Expected Maturity
Average Interest Swap Rate

(In thousands)	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Interest Rate Swaps Related to Debt:								
Pay variable/receive fixed	$ —	$ —	$200,000	$100,000	$ —	$ —	$ 300,000	$ (4,964)
Average variable rate paid:								
Rate A plus	—	—	0.46%	0.43%	—	—	0.45%	
Fixed rate received	—	—	7.00%	7.25%	—	—	7.08%	
Pay variable/receive fixed	$ —	$ —	$ —	$ —	$ —	$200,000	$ 200,000	$ (466)
Average variable rate paid:								
Rate B minus	—	—	—	—	—	0.62%	0.62%	
Fixed rate received	—	—	—	—	—	4.60%	4.60%	

Rate A – six-month LIBOR averaged over a six month period
Rate B – six-month LIBOR in arrears

At June 28, 2003 the company had outstanding $151,748,000 of commercial paper at variable rates of interest with maturities through October 2, 2003. The company's total long-term debt obligations of $1,270,414,000 were primarily at fixed rates of interest. At June 28, 2003, the company had no interest rate swap agreements outstanding. The following table presents the company's interest rate position as of June 28, 2003. All amounts are stated in U.S. dollar equivalents.

Interest Rate Position as of June 28, 2003
Principal Amount by Expected Maturity
Average Interest Rate

(In thousands)	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
U.S. $ Denominated:								
Fixed Rate Debt	$ 20,616	$157,328	$420,390	$103,380	$ 4,015	$478,236	$1,183,965	$1,319,714
Average Interest Rate	5.3%	6.5%	4.0%	7.2%	7.9%	6.4%	5.6%	
Floating Rate Debt	$ —	$ —	$ —	$ —	$49,926	$ 15,000	$ 64,926	$ 64,926
Average Interest Rate	—	—	—	—	1.2%	1.3%	1.3%	
Canadian $ Denominated:								
Fixed Rate Debt	$ 331	$ 286	$ 377	$ 475	$ 512	$ 19,542	$ 21,523	$ 23,991
Average Interest Rate	6.5%	6.0%	7.1%	7.5%	7.6%	9.5%	9.3%	
Floating Rate Debt	$101,822	$ —	$ —	$ —	$ —	$ —	$ 101,822	$ 101,822
Average Interest Rate	3.4%	—	—	—	—	—	3.4%	

The company does not believe that its foreign operations expose it to significant foreign exchange risk, since the exposure is limited primarily to Canada which historically has had stable exchange rates, and for which the amounts are not material on an overall basis to SYSCO.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses in the accompanying financial statements. Significant accounting policies employed by SYSCO are presented in the notes to the financial statements.

Critical accounting policies are those that are most important to the portrayal of the company's financial condition and results of operations. These policies require management's most subjective or complex judgments, often employing the use of estimates about the effect of matters that are inherently uncertain. Senior management has reviewed with the Audit Committee of the Board of Directors the development and selection of the critical accounting estimates and this related disclosure. SYSCO's most critical accounting policies pertain to the allowance for doubtful accounts receivable, self-insurance programs, pension plans and accounting for business combinations.

ALLOWANCE FOR DOUBTFUL ACCOUNTS SYSCO evaluates the collectibility of accounts receivable and determines the appropriate reserve for doubtful accounts based on a combination of factors. In circumstances where the company is aware of a specific customer's inability to meet its financial obligation, a specific allowance for doubtful accounts is recorded to reduce the receivable to the net amount reasonably expected to be collected. In addition, allowances are recorded for all other receivables based on analysis of historical trends of write-offs and recoveries. The company utilizes specific criteria to determine uncollectible receivables to be written off, including bankruptcy, accounts referred to outside parties for collection and accounts past due over specified periods. If the financial condition of SYSCO's customers were to deteriorate, additional allowances may be required.

SELF-INSURANCE PROGRAM SYSCO maintains a self-insurance program covering portions of workers' compensation, group medical, general liability and vehicle liability costs. The amounts in excess of the self-insured levels are fully insured by third party insurers. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Projections of future loss expenses are inherently uncertain because of the random nature of insurance claims occurrences and could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. In an attempt to mitigate the risks of workers' compensation, vehicle and general liability claims, safety procedures and awareness programs have been implemented.

PENSION PLANS SYSCO maintains defined benefit and defined contribution retirement plans for its employees. The company also contributes to various multi-employer plans under collective bargaining agreements. SYSCO maintains a qualified retirement plan (Retirement Plan) for its employees which pays benefits to employees at retirement, using formulas based on a participant's years of service and compensation. SYSCO also maintains a non-qualified, unfunded Supplemental Executive Retirement Plan (SERP) which provides additional retirement benefits to certain key employees. In order to meet its obligations under the SERP, the company maintains life insurance policies on the lives of participants. SYSCO is the sole owner and beneficiary of such policies, which are excluded from plan assets in arriving at prepaid (accrued) benefit cost. Cash surrender values of such policies were $87,104,000 at July 3, 2004 and $74,730,000 at June 28, 2003.

SYSCO accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions," as amended by SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106." These statements require that the amounts recognized in the financial statements be determined on an actuarial basis. Three of the more critical assumptions in the actuarial calculations are the discount rate for determining the current value of plan benefits, the assumption for the rate of increase in future compensation levels and the expected rate of return on plan assets.

For guidance in determining the discount rate, SYSCO refers to rates of return on high-quality fixed-income investments, including, among other items, Moody's long-term AA corporate bond yields. The discount rate utilized by SYSCO was 6.25% and 6.00% as of July 3, 2004 and June 28, 2003, respectively. The discount rate assumption is reviewed annually and revised as deemed appropriate, as it was at July 3, 2004, when the discount rate was increased to 6.25% from 6.00% and at June 28, 2003 when the discount rate was reduced to 6.00% from 7.25%.

The discount rate assumption utilized impacts the recorded amount of net pension costs. The 1.25% decrease in the discount rate used at June 28, 2003 increased SYSCO's net pension costs for fiscal 2004 by approximately $37,000,000. The increase in the discount rate of 0.25% at July 3, 2004 will decrease SYSCO's net pension costs for fiscal 2005 by approximately $9,500,000.

SYSCO looks to actual plan experience in determining the rates of increase in compensation levels. SYSCO used a plan specific age-related set of rates (equivalent to a single rate of 5.89%) for the Retirement Plan, as of July 3, 2004 and June 28, 2003. The SERP assumes annual salary increases of 10% through fiscal 2007 and 7% thereafter as of July 3, 2004 and annual salary increases of 8% through fiscal 2005 and 7% thereafter as of June 28, 2003.

The expected long-term rate of return on plan assets of the Retirement Plan was 9.00% and 9.50% as of July 3, 2004 and June 28, 2003, respectively. The expectations of future returns are derived from a mathematical asset model that incorporates assumptions as to the various asset class returns, reflecting a combination of rigorous historical performance analysis and the forward-looking views of the financial markets regarding the yield on long-term bonds and the historical returns of the major stock markets. Although not determinative of future returns, the effective annual rate of return on plan assets, developed using geometric/compound averaging, was approximately 10.6%, 8.5%, 3.6% and 21.9% over the 20-year, 10-year, 5-year and 1-year periods ended December 31, 2003, respectively. In addition, in nine of the last fifteen years, the actual return on plan assets has exceeded 9.00%. The rate of return assumption is reviewed annually and revised as deemed appropriate, as it was for fiscal 2004 when the expected return was reduced to 9.00% from 9.50%.

The expected return on plan assets impacts the recorded amount of net pension costs. The 0.50% decrease in the assumed rate of return in fiscal 2004 increased SYSCO's net pension costs for fiscal 2004 by approximately $3,400,000. A 1.0% increase (decrease) in the assumed rate of return for fiscal 2005 would decrease (increase) SYSCO's net pension costs for fiscal 2005 by approximately $9,200,000.

Minimum pension liability adjustments are recorded so that the recorded pension liability is at least equal to the accumulated benefit obligation. Minimum pension liability adjustments are non-cash adjustments that are reflected as an increase (or decrease) in the pension liability and an offsetting charge to shareholders' equity, net of tax, through comprehensive income (or loss).

During fiscal 2004, a minimum pension liability adjustment of $266,075,000 was recorded as a debit to the company's net pension balance as of July 3, 2004. Of this adjustment, $267,535,000 was recorded to reverse all minimum pension liability adjustments recorded in prior years related to the Retirement Plan. At July 3, 2004, the fair value of plan assets of the Retirement Plan exceeded the accumulated benefit obligation, eliminating the need for a minimum pension liability adjustment. The change in the company's funded position related to the Retirement Plan was due primarily to the better than expected return on plan assets in fiscal 2004 of approximately $111,127,000 as compared to an expected return of approximately $61,148,000, voluntary contribution to the qualified pension trust in fiscal 2004 of $160,000,000 and the increase in the discount rate at July 3, 2004 to 6.25%. At July 3, 2004, the accumulated benefit obligation of the SERP continued to exceed the fair value of plan assets and required an additional minimum pension liability adjustment of $1,460,000 during fiscal 2004 to increase the accrued pension cost related to the SERP.

During fiscal 2003, a minimum pension liability adjustment of $193,819,000 was recorded as a credit to the company's net pension balance as of June 28, 2003. This adjustment was due to the company's accumulated benefit obligations exceeding the fair value of plan assets for both the Retirement Plan and the SERP and was due to lower than expected returns on plan assets and the decrease in the discount rate at June 28, 2003 to 6.00%.

Amounts reflected in accumulated other comprehensive income (loss) related to minimum pension liability, net of tax, were ($20,733,000) as of July 3, 2004, and ($185,118,000) as of June 28, 2003.

The company's prepaid pension cost prior to the recognition of the additional minimum pension liability was $142,620,000 and $91,340,000 at July 3, 2004 and June 28, 2003, respectively. Included in arriving at accrued benefit cost as of July 3, 2004 and June 28, 2003, respectively, are $454,468,000 and $493,829,000 in deferred net actuarial losses resulting from the variance of actual experience from that projected by actuarial assumptions. A portion of this unrecognized loss is amortized and recognized in accordance with SFAS No. 87 in net pension costs over time.

The company recognized net pension costs of $114,232,000, net of an expected asset return of $61,148,000, $74,288,000, net of an expected asset return of $46,462,000, and $51,336,000, net of an expected asset return of $43,053,000 for fiscal years 2004, 2003 and 2002, respectively. Changes in the assumptions together with the normal growth of the plan and the impact of actuarial losses from prior periods, increased net pension costs $39,944,000 in fiscal 2004 and is expected to decrease net pension costs in fiscal 2005 by approximately $7,374,000.

The company made cash contributions to its pension plans of $165,512,000 and $164,565,000 in fiscal years 2004 and 2003, respectively, including voluntary contributions to the Retirement Plan of $160,000,000 in each of fiscal 2004 and fiscal 2003. In fiscal 2005, as in the previous years, contributions to the Retirement Plan will not be required to meet ERISA minimum funding requirements but the company anticipates that it will make voluntary contributions of approximately $80,000,000. The estimated fiscal 2005 contributions to fund benefit payments for the SERP and other post-retirement plans are $6,294,000 and $362,000, respectively.

ACCOUNTING FOR BUSINESS COMBINATIONS Goodwill and intangible assets represent the excess of consideration over the fair value of tangible net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired, including goodwill and other intangible assets, as well as determining the allocation of goodwill to the appropriate reporting unit. In addition, SYSCO assesses the recoverability of these intangibles by determining whether the fair values of the applicable reporting units exceed their carrying values. The evaluation of fair value requires the use of projections, estimates and assumptions as to the future performance of the operations in performing a discounted cash flow analysis, as well as assumptions regarding sales and earnings multiples that would be applied in comparable acquisitions in the industry. Actual results could differ from these assumptions and projections, resulting in the company revising its assumptions and, if required, recognizing an impairment loss.

New Accounting Standards

SYSCO adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," effective at the beginning of fiscal 2004. EITF 00-21 addresses how to account for revenue arrangements with multiple deliverables and provides guidance relating to when such arrangements should be divided into components for revenue recognition purposes. The adoption of this consensus did not have a material impact on SYSCO's consolidated financial statements.

SYSCO adopted the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51," effective at the beginning of fiscal 2004. This interpretation introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. The adoption of this interpretation did not have a material impact on SYSCO's consolidated financial statements.

SYSCO adopted the provisions of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," effective at the beginning of fiscal 2004. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of this statement did not have a material effect on SYSCO's consolidated financial statements.

SYSCO adopted the disclosure provisions of SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," in the third quarter of fiscal 2004. The standard requires that companies provide additional financial statement disclosures for defined benefit plans in annual and interim financial statements, which are found under the discussion of "Employee Benefit Plans" in the Notes to Consolidated Financial Statements.

In March 2004, the FASB issued an Exposure Draft, "Share-Based Payment, an Amendment of Statements No. 123 and 95." The proposed change in accounting would replace existing requirements under SFAS No. 123, "Accounting for Stock-Based Compensation" and APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the proposal, all forms of share-based payments to employees, including employee stock options, would be expensed, recognizing the cost in the income statement. The expense of each award would generally be measured at fair value at the grant date. As proposed, SYSCO would have to adopt the new statement beginning in Fiscal 2006. The adoption of this proposed standard is expected to have a material impact on SYSCO's consolidated financial statements, as the company currently accounts for its stock compensation plans using the intrinsic value method provided by APB No. 25 and thus has not recorded any compensation expense with respect to stock option grants to date.

BOARD OF DIRECTORS

Colin G. Campbell (68)[1, 3*, 5]
Elected: 1989
Chairman, President and Chief Executive Officer, Colonial Williamsburg Foundation

Judith B. Craven, M.D., M.P.H. (58)[3, 6]
Elected: 1996
Retired President, United Way of the Texas Gulf Coast

Jonathan Golden (67)[5, 6]
Elected: 1984
Chairman, Arnall Golden Gregory LLP

Joseph A. Hafner, Jr. (59)[1, 6]
Elected: 2003
President and Chief Executive Officer, Riviana Foods Inc.

Thomas E. Lankford (57)[4, 5, 6]
Elected: 2000
President and Chief Operating Officer, SYSCO Corporation

Richard G. Merrill (73)[1, 2*, 5]
Elected: 1983
Retired Executive Vice President, The Prudential Insurance Company of America

Frank H. Richardson (71)[1, 3, 5, 6*]
Elected: 1993
Retired President and Chief Executive Officer, Shell Oil Company

Richard J. Schnieders (56)[4*, 5*, 6]
Elected: 1997
Chairman and Chief Executive Officer, SYSCO Corporation

Phyllis S. Sewell (73)[2, 3]
Elected: 1991
Retired Senior Vice President, Federated Department Stores, Inc.

John K. Stubblefield, Jr. (58)[4]
Elected: 2003
Executive Vice President, Finance and Administration, SYSCO Corporation

Richard G. Tilghman (64)[1*, 2]
Elected: 2002
Retired Chairman, SunTrust Bank Mid-Atlantic and Retired Vice Chairman, SunTrust Banks

Jackie M. Ward (66)[1, 2]
Elected: 2001
Outside Managing Director, Intec Telecom Systems

DISTINGUISHED TENURE DIRECTORS

John W. Anderson
Retired Vice President, Southwestern Bell Communications, Inc.

John F. Baugh
Founder and Retired Senior Chairman, SYSCO Corporation

Charles H. Cotros
Retired Chairman and CEO, SYSCO Corporation

Frank A. Godchaux III
Chairman, Riviana Foods, Inc.

Jabie S. Hardin
Retired Chairman, Hardin's-Sysco Food Services, LLC

Herbert Irving
Retired Vice Chairman of the Board, SYSCO Corporation

Paul F. Kalat
Retired Chairman, Hallsmith-Sysco Food Services, LLC

Fritz C. Knoebel
Retired Chairman, Nobel/Sysco Food Services Company

Bill M. Lindig
Retired Chairman and CEO, SYSCO Corporation

E. James Lowrey
Retired Executive Vice President - Finance & Administration, SYSCO Corporation

Donald H. Pegler, Jr.
Retired Chairman, Pegler-Sysco Food Services Company

James A. Schlindwein
Retired Executive Vice President - Merchandising Services, SYSCO Corporation

Arthur J. Swenka
Retired Senior Vice President, Foodservice Operations, SYSCO Corporation

Thomas B. Walker, Jr.
Retired Limited Partner, The Goldman Sachs Group, Inc.

John F. Woodhouse
Retired Chairman and CEO, SYSCO Corporation

Board Committees
1 Audit
2 Compensation and Stock Option
3 Corporate Governance and Nominating
4 Employee Benefits
5 Executive
6 Finance
* Denotes Committee Chairman

DIRECTORS' COUNCIL

The Directors' Council includes presidents of some of SYSCO's most successful operations. They meet twice annually to offer management and the Board guidance and insight to aid in forming strategies and policies.

Robert J. Davis
President,
Sysco Food Services of Charlotte, LLC
(Term Expires 2004)

Christopher S. DeWitt
President,
Nobel/Sysco Food Services Company
(Term Expires 2005)

Andrew L. Malcolm
President,
Malcolm Meats Company
(Term Expires 2004)

Michael J. McLoughlin
President,
Sysco Food Services of San Francisco, Inc.
(Term Expires 2004)

Thomas H. Russell
President,
Sysco Food Services of Metro New York, LLC
(Term Expires 2005)

Charles W. Staes,
President,
Sysco Food Services – Chicago, Inc.
(Term Expires 2005)

Paul V. Strano
President,
Sysco Food Services of Central Ontario, Inc.
(Term Expires 2004)

Paul A. Winterhalder
President,
Sysco Food Services of Sacramento, Inc.
(Term Expires 2005)

CORPORATE OFFICERS

Larry J. Accardi
Executive Vice President, Merchandising Services and Multi-Unit Sales; President, Specialty Distribution

K. Susan Billiot
Assistant Vice President, Human Resources

Cameron L. Blakely
Vice President, eBusiness and Baugh Supply Chain Cooperative Supplier Services

Jack D. Carlson
Vice President, Real Estate and Construction

John S. Carlson
Vice President, Marketing

Kenneth J. Carrig
Senior Vice President, Administration

Robert G. Culak
Vice President, Financial Reporting and Compliance

Gary W. Cullen
Vice President, Distribution Services

Twila M. Day
Assistant Vice President, Technology and Applications

William B. Day
Vice President, Supply Chain Management

Kirk G. Drummond
Vice President and Chief Information Officer

G. Mitchell Elmer
Vice President and Controller

Albert L. Gaylor
Assistant Vice President of Industry Relations

James C. Graham
Senior Vice President, Foodservice Operations (Southwest Region)

Michael W. Green,
Senior Vice President, Foodservice Operations (Midwest Region)

Charles A. Hastreiter,
Assistant Vice President, Merchandising Services

William Holden
Senior Vice President, Foodservice Operations (Northeast Region)

Aaron I. Katz,
Assistant Vice President, Legal

Alan W. Kelso
Assistant Vice President, Safety and Labor Relations

Thomas P. Kurz
Deputy General Counsel

James E. Lankford
Senior Vice President, Foodservice Operations (Western Region)

Thomas E. Lankford
President and Chief Operating Officer

John Locke
Vice President, Merchandising Services

Gregory K. Marshall
Senior Vice President, SYSCO; Chairman and Chief Executive Officer, The SYGMA Network, Inc.

Mary Beth Moehring
Vice President, Training and Organizational Development

Jesse E. Morris
Assistant Controller

Gregory W. Neely
Assistant Controller

Michael C. Nichols
Vice President, General Counsel and Corporate Secretary

Kathy Oates
Assistant Treasurer

John M. Palizza
Assistant Treasurer

Larry G. Pulliam
Senior Vice President, Merchandising Services

Thomas P. Randt
Assistant Vice President of Employee Relations

Dale K. Robertson
Vice President, Multi-Unit Sales – Customer Development

Barry Robinson
Assistant Vice President, Healthcare Sales and Marketing

Diane Day Sanders
Senior Vice President of Finance and Treasurer

Richard J. Schnieders
Chairman and Chief Executive Officer

David B. Smallwood
Vice President, Multi-Unit Sales

Stephen F. Smith
Senior Vice President, Foodservice Operations (Southeast Region)

Bruce L. Soltis
Senior Vice President, Canadian Foodservice Operations

Kenneth F. Spitler
Executive Vice President, Foodservice Operations

John K. Stubblefield, Jr.
Executive Vice President, Finance and Administration

Brian M. Sturgeon
Vice President, SYSCO; President and Chief Operating Officer, FreshPoint, Inc.

Robert C. Thurber
Vice President, Merchandising Services

David L. Valentine
Assistant Controller

Thomas G. Wason
Vice President, Perishables

Craig G. Watson
Vice President, Quality Assurance

Mark Wisnoski
Assistant Vice President, Employee Benefits

Printed on recycled paper containing recovered, post-consumer waste paper.

CORPORATE OFFICES

SYSCO Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099
(281) 584-1390
Internet: http://www.sysco.com

ANNUAL SHAREHOLDERS' MEETING

Omni Houston Hotel
Four Riverway
Houston, Texas 77056
November 12, 2004 at 10:00 a.m.

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP
Houston, Texas

COUNSEL

Arnall Golden Gregory LLP
Atlanta, Georgia

SHAREHOLDER INFORMATION

For information or assistance regarding individual stock records, the Dividend Reinvestment Plan with Optional Cash Purchase Feature, dividend or tax information, replacement of stock certificates and transfer instructions, please contact the following:

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
1-800-730-4001
Internet:
http://www.equiserve.com

INVESTOR CONTACT

Financial analysts and other investment professionals should direct inquiries to:

Mr. John M. Palizza,
Assistant Treasurer
(281) 584-1308

Ms. Toni R. Spigelmyer, Director,
Investor/Media Relations
(281) 584-1458

COMMON STOCK AND DIVIDEND INFORMATION

SYSCO's common stock is traded on the New York Stock Exchange under the symbol "SYY." The company has consistently paid quarterly cash dividends on its common stock and has increased the dividend 35 times in its 34 years as a public company. The current quarterly cash dividend is $0.13 per share.

DIVIDEND REINVESTMENT PLAN WITH OPTIONAL CASH PURCHASE FEATURE

SYSCO's Dividend Reinvestment Plan provides a convenient way for shareholders of record to reinvest quarterly cash dividends in SYSCO shares automatically, with no service charge or brokerage commissions.

The Plan also permits registered shareholders to invest additional money to purchase shares. In addition, certificates may be deposited directly into a Plan account for safekeeping and may be sold directly through the Plan for a modest fee.

Shareholders desiring information about the Dividend Reinvestment Plan with Optional Cash Purchase Feature may obtain a brochure and enrollment form by contacting the Transfer Agent, EquiServe Trust Co., N.A., at 1-800-730-4001.

FORM 10-K AND FINANCIAL INFORMATION

A copy of the fiscal 2004 Annual Report on Form 10-K filed with the Securities and Exchange Commission, as well as copies of financial reports and other company literature, can be found on our web site at http://www.sysco.com, or may be obtained without charge upon written request to the Investor Relations Department, SYSCO Corporation, at the corporate offices, or by calling 1-800-337-9726.

FORWARD-LOOKING STATEMENTS

Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. They include statements about industry growth and increased market share, SYSCO's long-term growth objectives with respect to sales, earnings, return on equity, long-term debt and capitalization, anticipated capital expenditures, ability to meet future cash requirements and remain profitable, implementation and benefits of redistribution centers, and implementation, timing and anticipated benefits of fold-outs and acquisitions.

These statements are based on management's current expectations and estimates; actual results may differ materially. Decisions to pursue fold-outs and acquisitions or to construct redistribution facilities and expenditures for such could vary depending upon construction schedules and the timing of other purchases, such as fleet and equipment, while redistribution facility, fold-out and acquisition timing and results could be impacted by competitive conditions, labor issues and other matters. The ability to pursue acquisitions also depends upon the availability and suitability of potential candidates and management's allocation of capital. Industry growth may be affected by general economic conditions. SYSCO's ability to achieve anticipated sales volumes and its long-term growth objectives, increase market share, meet future cash requirements and remain profitable could be affected by competitive price pressures, availability of supplies, work stoppages, success or failure of consolidated buying plan initiatives, successful integration of acquired companies, conditions in the economy and the industry, inflation and internal factors such as the ability to control expenses.

For a discussion of additional risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see the Company's Annual Report on Form 10-K for the fiscal year ended July 3, 2004.

SYSCO CORPORATION

www.sysco.com